FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐    No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Consolidated Financial Statements as of June 30, 2014 and Comparative Information

SOCIEDAD ANONIMA

Consolidated Financial Statements

as of June 30, 2014 and Comparative Information

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2014

AND COMPARATIVE INFORMATION

2) Analysis of the main accounts of the consolidated financial statements

a) Cash and equivalents	27

b) Trade receivables	28

c) Other receivables and advances	28

d) Inventories	28

e) Investments in companies	29

f) Evolution of intangible assets	29

g) Composition and evolution of fixed assets	30

h) Accounts payable	31

i) Loans	31

j) Provisions	34

k) Revenues, cost of sales and expenses	35

3) Provisions for pending lawsuits, claims and environmental liabilities	36

4) Capital Stock	50

5) Investments in Companies and Joint Ventures and Other Agreements	51

6) Balances and Transactions with Related Parties	53

7) Benefit Plans and Other Obligations	54

8) Operating Leases	55

9) Earnings per Share	56

10) Income Tax	56

11) Contingent Liabilities, Contingent Assets, Contractual Commitments, Main Regulations and others:

a) Contingent liabilities	57

b) Contingent assets	60

c) Contractual Commitments, main regulations and others	61

12) Consolidated Business Segment Information	72

13) Business combinations	73

14) Subsequent Events	76

– Exhibits to Consolidated Financial Statements	77

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEAR NUMBER 38

BEGINNING ON JANUARY 1, 2014

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

Principal business of the Company: exploration, development and production of oil, natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components; production of electric power from hydrocarbons; rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 14, 2010.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated (modified by Law 26,831).

Capital structure as of June 30, 2014

(expressed in Argentine pesos)

– Subscribed, paid-in and authorized for stock exchange listing	3,933,127,930	(1)

(1)	Represented by 393,312,793 shares of common stock, Argentine pesos 10 per value and 1 vote per share.

MIGUEL MATIAS GALUCCIO

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(amounts expressed in millions of Argentine pesos – Note 1.b.1)

	Note	June 30, 2014	December 31, 2013
Noncurrent Assets
Intangible assets	2.f	4,610	2,446
Fixed assets	2.g	132,352	93,496
Investments in companies	2.e	2,510	2,124
Deferred income tax assets	10	98	34
Other receivables and advances	2.c	2,271	2,927
Trade receivables	2.b	18	54

Total noncurrent assets		141,859	101,081

Current Assets
Inventories	2.d	11,977	9,881
Other receivables and advances	2.c	7,847	6,506
Trade receivables	2.b	11,891	7,414
Assets held for sale	13	1,576	—
Cash and equivalents	2.a	11,448	10,713

Total current assets		44,739	34,514

Total assets		186,598	135,595

Shareholders’ equity
Shareholders’ contributions		10,575	10,600
Reserves, other comprehensive income and retained earnings		54,003	37,416

Shareholders’ equity attributable to the shareholders of the parent company		64,578	48,016
Non-controlling interest		147	224

Total shareholders’ equity (per corresponding statements)		64,725	48,240

Noncurrent Liabilities
Provisions	2.j	23,421	19,172
Deferred income tax liabilities	10	19,294	11,459
Other taxes payable		344	362
Salaries and social security		—	8
Loans	2.i	35,296	23,076
Accounts payable	2.h	621	470

Total noncurrent liabilities		78,976	54,547

Current Liabilities
Provisions	2.j	1,561	1,396
Income tax liability		1,395	122
Other taxes payable		2,074	1,045
Salaries and social security		1,186	1,119
Loans	2.i	10,895	8,814
Accounts payable	2.h	25,322	20,312
Dividends payable		464	—
Total current liabilities		42,897	32,808

Total liabilities		121,873	87,355

Total liabilities and shareholders’ equity		186,598	135,595

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATIAS GALUCCIO

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH AND THREE-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.b.1)

		For the six-month period ended June 30,		For the three-month period ended June 30,
	Note	2014	2013	2014	2013
Revenues	2.k	65,994	40,575	35,330	21,941
Cost of sales	2.k	(48,443)	(30,511)	(25,427)	(16,573)

Gross profit		17,551	10,064	9,903	5,368
Selling expenses	2.k	(4,521)	(3,569)	(2,317)	(2,088)
Administrative expenses	2.k	(1,997)	(1,235)	(1,180)	(686)
Exploration expenses	2.k	(924)	(246)	(727)	(170)
Other income (expense), net	2.k	225	(1,118)	271	(1,061)

Operating income		10,334	3,896	5,950	1,363
Income on investments in companies	5	23	133	26	133
Financial income, net:
(Losses) gains on assets
Interests		598	316	318	177
Exchange differences		(1,620)	(584)	(216)	(398)
Gains (losses) on liabilities
Interests		(3,511)	(1,425)	(1,943)	(817)
Exchange differences		8,034	2,119	759	1,269

Net income before income tax		13,858	4,455	4,894	1,727
Income tax	10	(3,030)	(2,003)	(2,891)	(1,159)
Deferred income tax	10	(6,498)	(668)	(460)	(42)

Net income for the period		4,330	1,784	1,543	526

Net income for the period attributable to:
- Shareholders of the parent company		4,407	1,793	1,526	535
- Non-controlling interest		(77)	(9)	17	(9)
Earnings per share (basic and diluted) attributable to shareholders of the parent company	9	11.23	4.56	3.89	1.36
Other comprehensive income
Translation differences from investments in companies(2)		(435)	(137)	(32)	(83)
Translation differences from YPF S.A.(3)		13,079	3,351	1,437	1,912

Total other comprehensive income for the period(1)		12,644	3,214	1,405	1,829

Total comprehensive income for the period		16,974	4,998	2,948	2,355

(1)	Entirely assigned to the parent company’s shareholders.
(2)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(3)	Will not be reversed to net income.

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATIAS GALUCCIO

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(amounts expressed in millions of Argentine pesos – Note 1.b.1)

	2014
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances as of December 31, 2013	3,924	6,087	9	14	40	(110)	(4)	640	10,600
Purchase of treasury shares	(2)	(3)	2	3	—	(53)	—	—	(53)
Accrual of share-based benefit plans	—	—	—	—	28	—	—	—	28

Balances at the end of the period	3,922	6,084	11	17	68	(163)	(4)	640	10,575

	2014											2013
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Parent company’s shareholders	Non- controlling interest	Total shareholders’ equity	Total shareholders’ equity
Balances as of December 31, 2013	2,007	4	8,394	120	3,648	18,112		5,131	48,016	224	48,240	31,260
Purchase of treasury shares	—	—	—	—	—	—		—	(53)	—	(53)	(36)
Accrual of share-based benefit plans	—	—	—	—	—	—		—	28	—	28	60
Acquisition of GASA	—	—	—	—	—	—		—	—	—	—	178
As decided by the General Ordinary and Extraordinary Shareholders’ meeting of April 30, 2014:
– Appropriation to Reserve for Investments	—	—	4,460	—	—	—		(4,460)	—	—	—	—
– Appropriation to Reserve for share-based employee benefit plans	—	—	—	200	—	—		(200)	—	—	—	—
– Appropriation to Reserve for future dividends	—	465	—	—	—	—		(465)	—	—	—	—
As decided by the Board of Directors’ meeting of June 11, 2014:
– Cash dividends (1.18 per share)	—	(464)	—	—	—	—		—	(464)	—	(464)	—
Other comprehensive income for the period	—	—	—	—	—	12,644		—	12,644	—	12,644	3,214
Net income for the period	—	—	—	—	—	—		4,407	4,407	(77)	4,330	1,784

Balances at the end of the period	2,007	5	12,854	320	3,648	30,756	(1)	4,413	64,578	147	64,725	36,460

(1)	Includes 31,915 corresponding to the effect of the translation of the financial statements of YPF S.A. and (1,159) corresponding to the effect of the translation of the financial statements of investment in companies with functional currency different to dollar, as detailed in Note 1.b.1.

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATIAS GALUCCIO

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(amounts expressed in millions of Argentine pesos – Note 1.b.1)

	2014	2013
Cash flows provided by operating activities
Net income for the period	4,330	1,784
Adjustments to reconcile net income to cash flows provided by operating activities:
Income on investments in companies	(23)	(133)
Depreciation of fixed assets	8,317	4,701
Amortization of intangible assets	173	93
Purchase of treasury shares	(53)	(36)
Consumption of materials and retirement of fixed assets and intangible assets, net of provisions	1,803	1,091
Income tax	9,528	2,671
Net increase in provisions	1,543	1,826
Interest, exchange differences and other(1)	701	181
Share-based benefit plan	28	22
Accrued insurance	(1,127)	—
Changes in assets and liabilities:
Trade receivables	(3,443)	(2,483)
Other receivables and advances	(738)	(1,041)
Inventories	(2,041)	(1,414)
Accounts payable	340	1,491
Other taxes payable	924	246
Salaries and social security	12	(128)
Payment of provisions	(1,154)	(274)
Dividends from investments in companies	215	121
Proceeds from collection of lost profit insurance	591	—
Income tax payments	(1,781)	(1,695)

Net cash flows provided by operating activities	18,145	7,023

Cash flows used in investing activities(2)
Acquisitions of fixed assets and intangible assets	(22,152)	(10,737)
Capital contributions to investments in companies	(85)	—
Advances received from the sale of fixed assets	1,711	—
Acquisition of participation in joint operations	(512)	—
Acquisition of subsidiaries net of acquired cash and equivalents	(6,103)	107
Proceeds from collection of damaged property’s insurance	1,818	—

Net cash flows used in investing activities	(25,323)	(10,630)

Cash flows provided by financing activities
Payments of loans	(5,982)	(3,581)
Payments of interest	(2,299)	(1,101)
Proceeds from loans	15,201	8,627

Net cash flows provided by financing activities	6,920	3,945

Translation differences generated by cash and equivalents	993	55

Net increase in cash and equivalents	735	393

Cash and equivalents at the beginning of year	10,713	4,747

Cash and equivalents at the end of period	11,448	5,140

Net increase in cash and equivalents	735	393

COMPONENTS OF CASH AND EQUIVALENTS AT THE END OF PERIOD
– Cash	6,202	443
– Other financial assets	5,246	4,697

TOTAL CASH AND EQUIVALENTS AT THE END OF PERIOD	11,448	5,140

(1)	Does not include translation differences generated by cash and equivalents, which is exposed separately in the statement.
(2)	The main investing and financing activities that have not affected cash and equivalents correspond to unpaid acquisitions of fixed assets and concessions extension easements at the end of the period for 4,126 and increases related to hydrocarbon wells abandonment obligation costs for 465.

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATIAS GALUCCIO

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.b.1)

1. CONSOLIDATED FINANCIAL STATEMENTS

1.a) Presentation Basis

•	Application of International Financial Reporting Standards

The consolidated interim financial statements of YPF S.A. (hereinafter “YPF”) and its controlled companies (hereinafter and all together, the “Group” or the “Company”) for the six-month period ended June 30, 2014 are presented in accordance with International Accounting Standards (“IAS”) No. 34 “Interim Financial Reporting”. The adoption of IFRS as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the regulations of the Argentine Securities Commission (“CNV”).

The amounts and other information corresponding to the year ended on December 31, 2013 and for the six-month and three-month periods ended on June 30, 2013, are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these statements.

•	Criteria adopted by YPF in its transition to IFRS

At the date of the transition to IFRS (January 1, 2011, hereinafter the “transition date”), the Company has followed the following criteria in the context of the alternatives and exemptions provided by IFRS 1 “First-Time Adoption of International Financial Reporting Standards ”:

I.	Fixed assets and intangible assets have been measured at the transition date at the functional currency defined by the Company according to the following basis:

a)	Assets as of the transition date which were acquired or incorporated before March 1, 2003, date on which General Resolution No. 441 of the CNV established the discontinuation of the remeasurement of financial statements in constant pesos: the value of these assets measured according to the accounting standards outstanding in Argentina before the adoption of IFRS (hereinafter the “Previous Argentine GAAP”) have been adopted as deemed cost as of March 1, 2003 and remeasured into U.S. dollars using the exchange rate in effect on that date;

b)	Assets as of the transition date which were acquired or incorporated subsequently to March 1, 2003: have been valued at acquisition cost and remeasured into U.S. dollars using the exchange rate in effect as of the date of incorporation or acquisition of each such asset.

II.	The cumulative translation differences generated by investments in foreign companies as of the transition date were reclassified to retained earnings. Under previous Argentine GAAP, these differences were recorded under shareholders’ equity as deferred earnings.

The effect arising from the initial application of IFRS, considering the mentioned criteria has been recorded in “Initial IFRS adjustment reserve account within Shareholders’ equity”. See additionally Note 1.b.17).

•	Use of estimations

The preparation of the consolidated financial statements in accordance with IFRS, which is YPF’s Board of Directors’ responsibility, require certain accounting estimates to be made and the Board of Directors and Management to make judgments when applying accounting standards. Areas of greater complexity or that require further judgment, or those where assumptions and estimates are significant, are detailed in Note 1.c, “Accounting Estimates and Judgments”.

•	Consolidation policies

a)	General criteria

For purpose of presenting the consolidated financial statements, the full consolidation method was used with respect to those subsidiaries in which the Company holds, either directly or indirectly, control, understood as the ability to establish/manage the financial and operating policies of a company to obtain benefits from its activities. This capacity is, in general but not exclusively, obtained by the ownership, directly or indirectly of more than 50% of the voting shares of a company.

Interest in joint operations and other agreements which gives the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contract (“joint operations”), have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract. Assets, liabilities, income and expenses of joint operations are presented in the consolidated balance sheet and in the consolidated statement of comprehensive income, in accordance with their respective nature.

Paragraph a) of Exhibit I details the controlled companies which were consolidated using the full consolidation method and Exhibit II details the main joint operations which were proportionally consolidated.

In the consolidation process, balances, transactions and profits between consolidated companies have been eliminated.

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies in which YPF holds control, taking into consideration, where necessary, significant subsequent events and transactions, information available to the Company’s management and transactions between YPF and such controlled companies, which could have produced changes to their shareholders’ equity. The date of the financial statements of such controlled companies used in the consolidation process may differ from the date of YPF’s financial statements due to administrative reasons. The accounting principles and procedures used by controlled companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of controlled companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.b.1.

YPF, directly and indirectly, holds approximately 100% of capital of the consolidated companies, except for the indirect holdings in MetroGAS S.A. (“MetroGAS”) and YPF Tecnología S.A. (“YPF Tecnología”). Taking into account the previously mentioned, there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

b)	Acquisition of companies

As detailed in Note 13, on February, 2014, YPF and its subsidiary YPF Europe B.V. accepted the offer made by Apache Overseas Inc. and Apache International S.a.r.l. for the acquisition of 100% of its interest in parent companies of the Apache Group’s assets in Argentina completing the precedent conditions set forth in that agreement on March 13, 2014 (take over control date). Additionally, during the second quarter of 2013 the Company obtained control over Gas Argentino S.A. (“GASA”), parent company of MetroGAS, and as from August, 2013, over YPF Energía Eléctrica S.A. (“YPF Energía Eléctrica”), a company resulting from the spin-off of Pluspetrol Energy S.A.

The Company has consolidated the results of operations of Apache Group, GASA, and consequently of its subsidiaries and of YPF Energía Eléctrica as from the moment in which it obtained control over such companies. The accounting effects of the above mentioned transactions, which include the purchase price allocation to the assets and liabilities acquired, are disclosed in Note 13.

1.b) Significant Accounting Policies

1.b.1) Functional and Reporting Currency and tax effect on Other Comprehensive Income

Functional Currency

YPF has defined the U.S. dollar as its functional currency based on criteria set out in IAS 21 “The effects of changes in foreign exchange rates”. Consequently, non-monetary items which are measured in terms of historical cost, as well as income and expenses, are remeasured using the exchange rate at the date of the relevant transaction.

Transactions in currencies other than the functional currency of YPF are deemed to be “foreign currency transactions” and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each period or year or at the time of cancellation, the balances of monetary assets and liabilities in currencies other than the functional currency are measured at the exchange prevailing at such date and the exchange differences arising from such measurement are recognized as “Financial income (expense), net” in the consolidated statement of comprehensive income for the period or year in which they arise.

Assets, liabilities and income and expenses related to controlled companies and investments in companies are measured using their respective functional currency. The effects of translating into U.S. dollars the financial information of companies with a functional currency different from the U.S. dollar are recognized in “Other comprehensive income” for the period or year.

Reporting Currency

According to General Resolution No. 562 of the CNV, the Company must file its financial statements in pesos. Accordingly, the financial statements prepared by YPF in its functional currency have to be converted into reporting currency, following the criteria described below:

•	Assets and liabilities of each balance sheet presented are translated at the closing exchange rate outstanding at the date of each balance sheet presented;

•	Items of the statement of comprehensive income are translated at the exchange rate prevailing at the date of each transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate of each month); and

•	The exchange differences resulting from this process are reported in “Other comprehensive income”.

Tax effect on other comprehensive income:

Results accounted for in “Other comprehensive income” related to exchange differences arising from investments in companies with functional currencies other than U.S. dollars and also as a result of the translation of the financial statements of YPF to its reporting currency (pesos) have no effect on the current or deferred income tax because as of the time that such transactions were generated, they had no impact on net income nor taxable income.

1.b.2) Financial assets

The Company classifies its financial assets when they are initially recognized and reviews their classification at the end of the period or year, according to IFRS 9, “Financial Instruments”.

A financial asset is initially recognized at its fair value. Transaction costs that are directly attributable to the acquisition or issuance of a financial asset are capitalized upon initial recognition of the asset, except for those assets designated as financial assets at fair value through profit or loss.

Following their initial recognition, the financial assets are measured at its amortized cost if both of the following conditions are met: (i) the asset is held with the objective of collecting the related contractual cash flows (i.e., it is held for non-speculative purposes); and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on its outstanding amount. If either of the two criteria is not met, the financial instrument is classified at fair value through profit or loss.

A financial asset or a group of financial assets measured at its amortized cost is impaired if there is objective evidence that the Company will not be able to recover all amounts according to its (or their) original terms. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated cash flows discounted at the effective interest rate computed at its initial recognition, and the resulting amount of the loss is recognized in the consolidated statement of comprehensive income. Additionally, if in a subsequent period the amount of the impairment loss decreases, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined if no impairment loss had been recognized at the date the impairment was reversed.

The Company writes off a financial asset when the contractual rights on the cash flows of such financial asset expire, or the financial asset is transferred.

In cases where IFRS require the valuation of receivables at discounted values, the discounted value does not differ significantly from their face value.

1.b.3) Inventories

Inventories are valued at the lower of their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), conversion and other costs which have been incurred when bringing the inventory to its present location and condition.

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargin method) due to the difficulty for allocating the production costs on an individual basis.

The Company assesses the net realizable value of the inventories at the end of each period or year and recognizes in profit or loss in the consolidated statement of comprehensive income the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused impairment no longer exist or when there is clear evidence of an increase in the inventories’ net realizable value because of changes in economic circumstances, the amount written-down is reversed.

Raw materials, packaging and others are valued at their acquisition cost.

1.b.4) Intangible assets

The Company initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a straight-line basis over the useful lives of these assets (see Note 2.f). At the end of each period or year, such assets are measured at cost, considering the criteria adopted by the Company upon its transition to IFRS (see Note 1.a), less any accumulated amortization and any accumulated impairment losses.

The main intangible assets of the Company are as follows:

I.	Service concessions arrangements: includes transportation and storage concessions (see Note 2.f). These assets are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

II.	Exploration rights: the Company recognizes exploration rights as intangible assets, which are valued at their cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of any related impairment, if applicable. Investments related to unproved properties are not depreciated. These investments are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in profit or loss in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory wells drilling costs, are charged to expense in the consolidated statement of comprehensive income as incurred.

III.	Other intangible assets: mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction. These items are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of the related depreciation and any impairment, if applicable. These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 14 years. Management reviews annually the mentioned estimated useful life.

The Company does not have intangible assets with indefinite useful lives as of June 30, 2014 and 2013, and as of December 31, 2013.

1.b.5) Investments in companies

Investments in affiliated companies and Joint Ventures are valued using the equity method. Affiliated companies are considered those in which the Company has significant influence, defined as the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies. Significant influence is presumed when the Company has an interest of 20% or more in a company.

Under the provisions of IFRS 11, “Joint Arrangements”, and IAS 28 (2011), “Investments in Associates and Joint Ventures”, investments in which two or more parties have joint control (defined as a “Joint Arrangement”) shall be classified as either a Joint Operation (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the Joint Arrangement) or a Joint Venture (when the parties that have joint control have rights to the net assets of the Joint Arrangement). Considering such classification, Joint Operations shall be proportionally consolidated and Joint Ventures shall be accounted for under the equity method.

The equity method consists in the incorporation in the balance sheet line “Investments in companies”, of the value of net assets and goodwill, if any, of the interest in the affiliated company or Joint Venture. The net income or expense for each period corresponding to the interest in these companies is reflected in the statement of comprehensive income in the “Income on investments in companies” line.

Investments in companies have been valued based upon the latest available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies and Joint Ventures used in the consolidation process may differ from the date of the Company’s financial statements due to administrative reasons. The accounting principles and procedures used by affiliated companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of affiliated companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.b.1).

Investments in companies in which the Company has no joint control or significant influence, have been valued at cost.

Investments in companies with negative shareholders’ equity are disclosed in the “Accounts payable” account, provided that the Company has the intention to provide the corresponding financial support.

The carrying value of the investments in companies does not exceed their estimated recoverable value.

In paragraph b) of Exhibit I are detailed the investments in companies.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Company has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method will not be subject to such tax.

1.b.6) Fixed assets

i.	General criteria:

Fixed assets are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a).

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset (“overhauls”), are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

Repair and maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired.

The carrying value of the fixed assets based on the cash generating unit, as defined in Note 1.b.8, does not exceed their estimated recoverable value.

ii. Depreciation:

Fixed assets, other than those related to oil and gas exploration and production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

Years of Estimated Useful Life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure of natural gas distribution	20-50
Transportation equipment	5-25
Furniture, fixtures and installations	10
Selling equipment	10
Electric power generation facilities	15-20
Other property	10

Land is classified separately from the buildings or facilities that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

The Company reviews annually the estimated useful life of each class of assets.

iii. Oil and gas exploration and production activities:

The Company recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under Mineral properties, wells and related equipment. Costs related to exploration permits are classified as intangible assets (see Notes 1.b.4 and 2.f).

Exploration costs, excluding the costs associated to exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the company is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells through several years in order to completely evaluate a project. As a consequence some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project.

Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

The capitalized costs described above are depreciated as follows:

a)	The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved and developed oil and gas reserves.

b)	The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved oil and gas reserves.

Revisions in oil and gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

iv. Costs related to hydrocarbon wells abandonment obligations:

Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities are used for estimating the plugging activities costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations. Future changes in the costs above mentioned, as well as changes in regulations related to abandonment obligations, which are not possible to be predicted at the date of issuance of these financial statements, could affect the value of the abandonment obligations and, consequently, the related asset, affecting the results of future operations.

v. Environmental tangible assets:

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditure is incurred to prepare assets for sale and do not raise the assets carrying value above their estimated recoverable value.

The environmental related assets and the corresponding accumulated depreciation are disclosed in the consolidated financial statements together with the other elements that are part of the corresponding assets which are classified according to their accounting nature.

vi. Assets held for sale

It corresponds to assets available for sale pursuant to the transfer of assets agreement mentioned in Note 13, which have been valued at the lowest of its acquisition cost and its fair value less direct sale expenses.

1.b.7) Provisions

The Company makes a distinction between:

a)	Provisions: represent legal or constructive obligations, arising from past events, the settlement of which is expected to give rise to an outflow of resources and which amount and timing are uncertain. Provisions are recognized when the liability or obligation giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provisions for environmental liabilities and provision for hydrocarbon wells abandonment obligations), as well as those obligations that are probable and can be reasonably estimated whose realization depends on the occurrence of a future events that are out of the control of the Company (such as provisions for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties; and

b)	Contingent liabilities: represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed to the extent they are significant, as required by IAS 37, “Provisions, contingent liabilities and contingent assets” (see Note 11).

When a contract qualifies as onerous, the related unavoidable liabilities are recognized in the consolidated financial statements as provisions, net of the expected benefits.

Except for provisions for hydrocarbon wells abandonment obligations, where the timing of settlement is estimated on the basis of the work plan of the Company, and considering the estimated production of each field (and therefore its abandonment) and provisions for pension plans, in relation to other noncurrent provisions, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.

1.b.8) Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Company compares their carrying value with their recoverable value at the end of each year, or more frequently, if there are indicators that the carrying amount of an asset may not be recoverable. In order to assess impairment, assets are grouped into cash-generating units (“CGUs”), whereas the asset does not generate cash flows that are independent of those generated by other assets or CGUs, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, and specifically in terms of assets corresponding to the Upstream, they have been grouped into four CGUs (one of them grouping the assets of fields with oil reserves, and three units that group assets of fields with reserves of natural gas considering the country´s basins -Neuquina, Noroeste and Austral basins-), which are the best reflect of how the Company currently manage them in order to generate independent cash flows. The remaining assets are grouped at the CGU Downstream, which mainly includes the assets assigned to the refining of crude oil (or that complement such activity) and marketing of such products, in MetroGAS CGU, which includes assets related to distribution of natural gas and in YPF Energía Eléctrica CGU, which includes assets related to generation and commercialization of electric energy.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for each CGU.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or the CGU) is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment losses recognized and losses on disposal of fixed assets/intangible assets” in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable value of the corresponding asset is calculated to determine whether a reversal of the impairment loss recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

There were no impairment charges or reversals for the six-month periods ended on June 30, 2014 and 2013.

1.b.9) Methodology used in the estimation of recoverable amounts

•	Company’s general criteria: the recoverable amount of fixed assets and intangible assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average capital cost.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGUs are the purchase and sale prices of hydrocarbons (including applicable fees for the gas distribution), outstanding regulations, estimate of cost increase, employee costs and investments.

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concessions permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

The cash flows of the Downstream businesses and YPF Energía Eléctrica are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered.

The reference prices considered are based on a combination of market prices available in those markets where the Company operates, also taking into consideration specific circumstances that could affect different products the Company commercializes and management’s estimations and judgments.

Estimated net future cash flows are discounted to its present value using a rate that reflects the average capital cost for each CGU.

•	For the valuation of the assets of the CGU MetroGAS, cash flows are developed based on estimates of the future behavior of certain variables that are sensitive in determining the recoverable value, among which stands out: (i) the nature, timing and extension of tariff increases and cost adjustments recognition, (ii) gas demand projections, (iii) evolution of costs to be incurred, and (iv) macroeconomic variables such as growth rate, inflation rate, foreign currency exchange rate, among others.

MetroGAS prepared its projections on the understanding that it will get tariff increases according to the current economic and financial situation of MetroGAS. Within these premises, and in terms of tariff increase estimations, the scenarios range from a tariff adjustment in order to meet adjustments obtained by other companies in that business up to a recovery of tariff levels prevailing in 2001 and in relation to regional tariffs in South America, especially in Brazil and Chile. A probability approach has been used to weight the different scenarios assigning an outcome probability to each cash flow scenario projected, based on current objective information. However, MetroGAS is unable to ensure that the realization of the assumptions used to develop these projections will be in line with its estimates, so they might differ significantly from the estimates and assumptions used as of the date of preparation of these consolidated financial statements.

1.b.10) Pension plans and other similar obligations

i. Retirement plan:

Effective March 1, 1995, YPF and certain subsidiaries have established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and YPF will pay an amount equal to that contributed by each member.

The plan members will receive YPF and certain subsidiaries’ contribution prior to retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. Such companies have the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the retirement plan amounted to approximately 27 and 20 for the six-month periods ended on June 30, 2014 and 2013, respectively.

ii. Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on achieving business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and are paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 434 and 211 for the six-month periods ended on June 30, 2014 and 2013, respectively.

iii. Share-based benefit plan:

From the year 2013, YPF has decided to implement Share-based benefits Plans. These plans cover certain executive and management positions and key personnel with critical technical knowledge. The above plans are aimed at aligning the performance of executives and key technical staff with the objectives of the strategic plan of the Company.

These plans are to give participation, through shares of the Company, to each selected employee with the condition of remaining in it during the previously defined period (up to three years from the grant date, hereinafter “service period”), being this the only condition necessary to access the agreed final retribution. During the year 2013, the implementation of these plans has included the conversion of certain long term compensation plans existing to date of implementation. Consequently, during the month of June 2013, the Company has converted these existing plans to new share-based schemes, reversing a liability of 38 corresponding to existing plans as of December 31, 2012.

Consistent with share-based benefit plans approved in 2013, the Board of Directors at its meeting held on June 11, 2014, approved the creation of a new share-based benefit plan 2014-2016, which will be valid for three years from July 1, 2014 (grant date), with similar characteristics to those of the 2013-2015 plan.

For accounting purposes, YPF recognizes the effects of the plans in accordance with the guidelines of IFRS 2, “Share-based Payment”. In this order, the total cost of the plans granted is measured at the grant date, using the fair value or market price of the Company’s share in the American market. The above mentioned cost is accrued in the Company’s net income for the year, over the vesting period, with the corresponding increase in Shareholders’ equity in the account “Share-based Benefit Plans”.

The amounts recognized in net income in relation with the share-based plans previously mentioned, which are disclosed according to their nature, amounted to 28 and 22 for the six-month periods ended on June 30, 2014 and 2013, respectively.

Information related to the evolution of the quantify of share, of the plans at the end of the six-month periods ended on June 30, 2014 and 2013 is as follows:

	2014	2013
Amount at beginning of year	1,289,841	—
- Granted	—	1,962,500
- Settled	(7,359)	—
- Expired	(12,619)	—

Amount at the end of period(1)	1,269,863	1,962,500

Fair value of shares on grant date (in dollars)	14.75

(1)	The average remaining life of the plan is between 4 and 28 months as of June 30, 2014 and between 6 and 36 months as of June 30, 2013.

iv. Pension Plans and other Post-retirement and Post-employment benefits

YPF Holdings Inc., which has operations in the United States of America, has certain defined benefit plans and post-retirement and post-employment benefits.

The funding policy related to the defined benefit plan, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other post-employment benefits for eligible individuals in the event employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years-of-service requirements. YPF Holdings Inc. accounts for benefits provided when payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the post-retirement and post-employment benefits, and consequently, payments related to them are funded as claims are received.

The plans mentioned above are valued at their net present value, are accrued based on the years of active service of the participating employees and are disclosed as noncurrent liabilities in the ‘‘Salaries and social security’’ account. The actuarial gains and losses arising from the remeasurement of the defined benefit liability of pension plans are recognized in Other Comprehensive Income as a component of shareholders’ equity, and are transferred directly to the retained earnings. YPF Holdings Inc. updates its actuarial assumptions at the end of each fiscal year.

Additional disclosures related to the pension plans and other post-retirement and post-employment benefits, are included in Note 7.

Additionally, the Company’s management believes that the deferred tax asset generated by the cumulative actuarial losses related to the pension plans of YPF Holdings Inc., will not be recoverable based on estimated taxable income generated in the jurisdiction in which they are produced.

1.b.11) Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer following the conditions described below:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company does not retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Grants for capital goods

Argentine tax authorities provide a tax incentive for investment in capital goods, computers and telecommunications for domestic manufacturers through a fiscal bonus, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company A-Evangelista S.A. The Company recognizes such incentive when the formal requirements established by Decrees No. 379/01, 1551/01, its amendments and regulations are satisfied, to the extent that there is reasonable certainty that the grants will be received.

The bonus received may be computed as a tax credit for the payment of national taxes (i.e., Income Tax, Tax on Minimum Presumed Income, Value Added Tax and Domestic Taxes) and may also be transferred to third parties.

1.b.12) Recognition of revenue and costs associated with construction contracts

Revenues and costs related to construction activities performed by A-Evangelista S.A., controlled company, are accounted for in the consolidated statement of comprehensive income for the period using the percentage of completion method, considering the final contribution margin estimated for each project at the date of issuance of the financial statements, which arises from technical studies on sales and total estimated costs for each of them, as well as their physical progress.

The adjustments in contract values, changes in estimated costs and anticipated losses on contracts in progress are reflected in earnings in the period and/or year when they become evident.

The table below details information related to the construction contracts in progress on June 30, 2014 and 2013:

		Contracts in progress
	Revenues of the period	Costs incurred plus accumulated recognized profits	Advances received	Gross amount due to customers
2014	69	2,363	459	—

2013	179	536	269	—

1.b.13) Leases

Operating leases

A lease is classified as an operating lease when the lessor does not transfer substantially to the lessee the entire risks and rewards incidental to ownership of the asset.

Costs related to operating leases are recognized on a straight-line basis in “Rental of real estate and equipment” and “Operation services and other service contracts” of the Consolidated Statement of Comprehensive income for the period in which they arise.

Finance Leases

The Company has no finance leases as they are defined under IFRS.

1.b.14) Earnings per share

Basic earnings per share are calculated by dividing the net income for the period attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the period, net of the shares repurchased as mentioned in Note 4.

Additionally, diluted earnings per share are calculated by dividing the net income for the period attributable to YPF’s shareholders by the weighted average of ordinary shares of YPF outstanding during the period adjusted by the weighted average of ordinary shares of YPF that would be issued on the conversion of all the dilutive potential ordinary shares into YPF ordinary shares. As of the date of the issuance of these financial statements there are no instruments outstanding that imply the existence of potential ordinary shares, thus the basic earnings per share matches the diluted earnings per share.

1.b.15) Financial liabilities

Financial liabilities (loans, account payables and dividends payable) are initially recognized at their fair value less the transaction costs incurred. Since the Company does not have financial liabilities whose characteristics require the recognition at their fair value, according to IFRS, after their initial recognition, financial liabilities are measured at amortized cost.

Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the consolidated statement of comprehensive income over the life of the related debt instrument, using the effective interest rate method.

“Accounts payable” and “Other liabilities” are recognized at their face value since their discounted value does not differ significantly from their face value.

The Company derecognizes financial liabilities when the related obligations are settled or expire.

In order to account for the exchange of debt obligations arising from the voluntary reorganization petition of MetroGAS and GASA for new negotiable obligations executed on January 11, 2013 and March 15, 2013, respectively, as described in Note 2.i, the Company has followed the guidelines provided by IFRS 9, “Financial Instruments”.

IFRS 9 states that an exchange of debt instruments between a borrower and a lender shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability when the instruments have substantially different terms. The difference between the carrying amount of the financial liability extinguished and the consideration paid, which includes any non-cash assets transferred or liabilities assumed, is recognized in net income. The Company considers that the terms of the outstanding debt obligations, arising from the voluntary reorganization petition, subject to the exchange are substantially different from the new negotiable obligations. Additionally, the Company has evaluated and positively concluded over the estimated funds that such companies will have to comply with the terms of the debt and that allows the recognition of the debt relief. Consequently, MetroGAS and GASA have recorded the debt instruments’ exchange following the guidelines mentioned above. Also, according to IFRS 9 the new negotiable obligations were recognized initially at fair value, net of transaction costs incurred and subsequently measured at amortized cost (see additionally Note 2.i). In the initial recognition, the fair value of such debt has been estimated using the discounted cash flow method, in the absence of quoted prices in active markets representative for the amount issued.

1.b.16) Taxes, withholdings and royalties

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

According to IAS No. 34, interim periods, the charge to income tax expense is recognized based on the best estimate as of the date of the effective tax rate projected at year end. Amounts accrued for income tax expense for the six-month period ended June 30, 2014, may require adjustments in subsequent periods if from new evidence estimating the projected effective tax rate is changed.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

In the year ended December 31, 2013, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the statement of income.

Additionally, YPF estimates that in the current year, the amount to determine as tax liability for income tax will be higher than the tax on minimum presumed income; therefore it has not recorded any charge for this item.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from treaties for the avoidance of double taxation, which will be subject to a minor tax rate.

Additionally, on September 20, 2013, Law No. 26,893 was enacted, establishing changes to the Income Tax Law, and determining, among other things, an obligation respecting such tax as a single and final payment of 10% on dividends paid in cash or in kind (except in shares) to foreign beneficiaries and individuals residing in Argentina, in addition to the 35% retention mentioned above. The dispositions of this Law came in force on September 23, 2013, date of its publication in the Official Gazette.

Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as YPF, which must pay this tax on behalf of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, YPF is entitled to seek reimbursement of such paid tax from the applicable shareholders.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 as amended. In addition, and pursuant to the extension of the original terms of exploitation concessions, the Company has agreed to pay an extraordinary Production Royalty and in some cases a royalty of 10% is payable over the production of unconventional hydrocarbons (see Note 11).

Royalty expense and the extraordinary production royalties are accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform (“Ley de emergencia pública”), issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego province”, which were previously exempted. In addition, Law No. 26,732 published in the Official Gazette in December 2011 extended for an additional 5 years the mentioned regime. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. In addition, the Resolution No. 1/2013 from the Ministry of Economy and Public Finance, published on January 3, 2013, modified the reference and floor prices. The outstanding regime provides that when the international price exceeds the reference price of US$ 80 per barrel, the producer will collect a floor price of US$ 70 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the international price is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days.

The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the procedure for the calculation mentioned above applies to other crude derivatives and lubricants, based upon different withholding rates, reference prices and prices allowed to producers. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007.

1.b.17) Shareholders’ equity accounts

Shareholders’ equity accounts have been valued in accordance with accounting principles in effect as of the transition date. The accounting transactions that affect shareholders’ equity accounts were accounted for in accordance with the decisions taken by the Shareholders’ meetings, and legal standards or regulations.

Subscribed capital and adjustments to contributions

Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value net of treasury shares mentioned in the following paragraph “Treasury shares” and “Adjustment to treasury shares”. The subscribed capital account has remained at its historical value and the adjustment required by previous Argentine GAAP to state this account in constant Argentine pesos is disclosed in the “Adjustments to contributions” account.

The adjustment to contributions cannot be distributed in cash or in kind, but is allowed its capitalization by the issuance of shares. Also, this item may be used to compensate accumulated losses, considering the absorption order stated in the paragraph “Retained earnings”.

Treasury shares and adjustments to treasury shares

It corresponds to the reclassification of the nominal value and the corresponding adjustment in constant peso (Adjustment to Contributions) of shares issued and repurchased by YPF in market transactions, as is required by the CNVs regulations in force.

Share-based benefit plans

Corresponds to the balance related to the share-based benefit plans as mentioned in Note 1.b.10.iii).

Acquisition cost of repurchased shares

Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares (see Note 4).

Issuance premiums

Corresponds to the difference between the amount of subscription of the capital increase and the corresponding face value of the shares issued.

Share trading premium

Corresponds to the difference between the accrued amount in relation to the share-based benefit plan and the acquisition cost of YPF shares settled in relation with the mentioned plan.

Considering the debit balance of the premium, distribution of retained earnings is restricted by the balance of this premium.

Legal reserve

In accordance with the provisions of Law No. 19,550, YPF has to appropriate to the legal reserve no less than 5% of the net amount of net income, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of June 30, 2014, the legal reserve has been fully integrated amounting 2,007.

Reserve for future dividends

Corresponds to the allocation made by YPF’s shareholders’ meeting, whereby a specific amount is being assigned to constitute a reserve for future dividends.

Reserve for investment and reserve for purchase of treasury shares

Corresponds to the allocations made by YPF’s shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of the Company’s shares to meet the obligations arising from share-based benefit plan described in the Note 4.

Initial IFRS adjustment reserve

Corresponds to the initial adjustment in the transition to IFRS application, which was approved by the Shareholders’ meeting of April 30, 2013, in accordance with the General Resolution No. 609 of the CNV.

Such reserve cannot be used in distributions in cash or in kind to the shareholders or owners of YPF and may only be reversed for capitalization or absorption of an eventual negative balance on the “Retained earnings” account according the aforementioned Resolution.

Other comprehensive income

Includes income and expenses recognized directly in equity accounts and the transfer of such items from equity accounts to the income statement of the period or to retained earnings, as defined by IFRS.

Retained earnings

Includes accumulated gains or losses without a specific appropriation, which being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, it includes the net income of previous years that was not distributed, the amounts transferred from other comprehensive income and adjustments to income of previous years produced by the application of new accounting standards.

Additionally, pursuant to the regulations on the CNV, when the net balance of other comprehensive income account is positive, it shall not be distributed, capitalized nor used to compensate accumulated losses, and when the net balance of these results at the end of a period or year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

Non-controlling interest

Corresponds to the interest in the net assets acquired and net income of MetroGAS (30%) and YPF Tecnología (49%), representing the rights on shares that are not owned by YPF.

1.b.18) Business combinations

Business combinations are accounted for by applying the acquisition method when the Company takes effective control over the acquired company.

YPF recognizes in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest and, goodwill, if any, in accordance with IFRS 3.

The acquisition cost is measured as the sum of the consideration transferred, measured at fair value at their acquisition date and the amount of any non-controlling interest in the acquired entity. YPF will measure the non-controlling interest in the acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity´s identifiable net assets.

If the business combination is achieved in stages, YPF shall remeasure its previously held equity interest in the acquired entity at its acquisition date fair value and recognize a gain or loss in the statement of comprehensive income.

The goodwill cost is measured as the excess of the consideration transferred over the identifiable assets acquired and liabilities assumed net by YPF. If this consideration is lower than the fair value of the assets identifiable and liabilities assumed, the difference is recognized in the statement of comprehensive income.

1.b.19) New standards issued

The standards, interpretations and related amendments published by the IASB and endorsed by the FACPCE and the CNV that have been applied by the Company as from the year beginning on January 1, 2014, are the following:

IFRIC 21 “Levies”

In May 2013, IASB issued the IFRIC Interpretation 21, “Levies”, which is effective for fiscal years beginning on or after January 1, 2014, with early application permitted.

IFRIC 21 addresses the accounting for a liability to pay a levy imposed by governments on entities in accordance with legislation.

IAS 36 “Impairment of assets”

In May 2013, the IASB issued an amendment to IAS 36, “Impairment of assets”, which is effective for fiscal years beginning on or after January 1, 2014, with early application permitted.

The amendment to IAS 36 changes disclosures requirements regarding the determination of impairment of assets.

The adoption of the standards and interpretations or amendments mentioned in the previous paragraphs did not have a significant impact on the financial statements.

In addition to IFRS 9, “Financial Instruments”, IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, and IFRS 12, “Disclosure of Interests in Other Entities”, as well as the amendments to IAS 27, “Separate Financial Statements” and IAS 28, “Investments in Associates and Joint Ventures”, which have been early applied as of the date of transition, the Company has not applied in advance any other standard or interpretation permitted by the IASB.

The standards and interpretations or amendments of them, published by the IASB and adopted or in process to be adopted by the Federation of Professional Councils in Economic Sciences and the CNV, that are not in force because their effective date is subsequent to June 30, 2014 and that are not applied in advance to the effective date by the Company are the following:

IAS 39 “Financial instruments: Recognition and measurement”

In June 2013, IASB issued a limited modification to IAS 39 with the purpose of allowing the continuation of hedge accounting in circumstances when a hedging instrument is required to be novated.

IAS 19 “Employee Benefits”

In November 2013, IASB issued an amendment to IAS 19, to simplify the accounting on employees’ contribution or third party to the defined benefit plans, allowing recognition of the aforementioned contribution as a reduction in the service cost in the period in which the related service was rendered rather than recognizing it at the service period.

Annual improvements cycle to IFRS

On December 2013, IASB issued two documents with amendments to IFRS which are mostly effective for fiscal years beginning on or after July 1, 2014, with early application permitted.

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”

In May 2014, IASB amended to IAS 16 and IAS 38 which clarify the depreciation and amortizations accepted methods.

IFRS 14 “Joint Arrangements”

In May 2014, IASB amended to IFRS 14 in order to establish that acquisitions of participation in joint operations whose activities constitute a business as defined by IFRS 3; apply the accounting principles set out in this standard. It is effective for fiscal years beginning on or after January 1, 2016, withe early application permitted.

IFRS 15 “Revenue from Contracts with Customers”

In May 2014, IASB issued IFRS 15 which abrogates the application of IAS 11, 18 and IFRIC 13, 15, 18 and SIC 31, beginning on or after January 17, 2017, with early application permitted.

The Company is analyzing the impact of the adoption of these amendments and new standards.

1.c) Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make assumptions and estimates that affect the amounts of the assets and liabilities recognized, the presentation of contingent assets and liabilities at the end of each period or year and the income and expenses recognized during the period or year. Future results may differ depending on the estimates made by Management.

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of the financial statements are: (1) crude oil and natural gas reserves; (2) provisions for litigation and other contingencies; (3) impairment test of assets (see Note 1.b.9), (4) provisions for environmental liabilities and hydrocarbon wells abandonment obligations (see Note 1.b.6, paragraph iv), and (5) the calculation of income tax and deferred income tax.

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Company’s decision-making process. The volume of crude oil and gas reserves is used to calculate the depreciation using unit of production ratio and to assess the impairment of the capitalized costs related to the exploration and production assets (see Notes 1.b.8 and 1.b.9).

The Company prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by the U.S. Securities and Exchange Commission (“SEC”).

Provisions for litigation and other contingencies

The final costs arising from litigation and other contingencies, and the perspective given to each issue by management may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies can have, as a consequence, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by management.

Provisions for environmental costs

Given the nature of its operations, YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. YPF management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

The Company periodically conducts new studies to increase its knowledge of the environmental situation in certain geographic areas where it operates in order to establish the status, cause and remedy of a given environmental issue and, depending on its years of existence, analyze the Argentine Government’s possible responsibility for any environmental issue existing prior to December 31, 1990. The Company cannot estimate what additional costs, if any, will be required until such studies are completed and evaluated; however, provisional remedial or other measures may be required.

In addition to the hydrocarbon wells abandonment legal obligation for 17,110 as of June 30, 2014, the Company has accrued 2,019 corresponding to environmental remediation which evaluations and/or remediation works are probable and can be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Company’s future results of operations.

Additionally, certain environmental contingencies in the United States of America were assumed by Tierra Solutions Inc. and Maxus Energy Corporation, indirect controlled companies through YPF Holdings Inc. The detail of these contingencies is disclosed in Note 3.

Income tax and deferred income tax assets and liabilities

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, as well as estimates of the timing and realization of deferred income taxes. The actual collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions impacting the Company’s tax balances.

Pursuant to IAS No. 34, income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense for the six-month period ended June 30, 2014 may have to be adjusted in a subsequent periods of that financial year if the estimate of the annual income tax rate changes.

1.d) Financial Risk Management

The Company’s activities involve various types of financial risks: market, liquidity and credit. The Company maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

In addition, the table below details the classes of financial instruments of the Company classified in accordance to IFRS 9:

	June 30, 2014	December 31, 2013
Financial Assets
At amortized cost
Cash and equivalents (1)	10,884	8,691
Other receivables and advances (1)	4,126	4,018
Trade receivables (1)	11,909	7,468
At fair value through profit or loss
Cash and equivalents (2)	564	2,022
Financial Liabilities
At amortized cost
Accounts payable (1)	23,834	20,655
Loans (3)	46,191	31,890
Provisions (1)	655	485
Dividends payable (1)	464	—

(1)	Fair value does not differ significantly from their book value.
(2)	Corresponds to investments in mutual funds with price quotation. The fair value was determined based on unadjusted quoted prices (Level 1) in the markets where those financial instruments trade. The net gains (losses) for the six-month periods ended June 30, 2014 and 2013 for these instruments are disclosed as “Interest on assets” in the Statements of Comprehensive Income.
(3)	Their fair value, considering unadjusted quoted prices (Level 1) for Negotiable Obligations and interest rates offered to the Company (Level 3) for the other financial loans, at the end of period or year, as appropriate, amounted to 49,936 and 33,784 as of June 30, 2014 and December 31, 2013, respectively.

Market Risk

The market risk to which the Company is exposed is the possibility that the valuation of the Company’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Company is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange Rate Risk

The value of financial assets and liabilities denominated in a currency different from the Company´s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. The Company does not use derivatives as a hedge against exchange rate fluctuations. Otherwise, according to the Company’s functional currency, and considering the conversion process to presentation currency, the fluctuations in the exchange rate related to the value of financial assets and liabilities in pesos does not have any effect in Shareholders’ equity.

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Company’s net income, taking into consideration the exposure of financial assets and liabilities denominated in pesos as of June 30, 2014:

	Appreciation (+) / depreciation (-) of exchange rate of peso against dollar	June 30, 2014
Impact on net income before income tax corresponding to financial assets and liabilities	+10%	661
	-10%	(661)

Interest Rate Risk

The Company is exposed to the risk associated with fluctuations in the interest rates which depend on the currency and maturity date of its loans or of the currency it has invested in financial assets.

The Company’s short-term financial liabilities as of June 30, 2014 includes negotiable obligations, pre-financing of exports and imports´ financing arrangements, local bank credit lines and financial loans with local and international financial institutions. Long-term financial liabilities include negotiable obligations and financial loans with local and international financial institutions. Approximately 71% (32,597) of the total of the financial loans of the Company is denominated in U.S. dollars and the rest in Argentine pesos, as of June 30, 2014. These loans are basically used for working capital and investments. Financial assets mainly include, in addition to trade receivable which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as “money market” or short-term fixed interest rate instruments.

Historically, the strategy for hedging interest rates is based on the fragmentation of financial counterparts, the diversification of the types of loans taken and, essentially, the maturities of such loans, taking into consideration the different levels of interest along the yield curve in pesos or U.S. dollars, and the amount of the loans based on future expectations and the timing of the future investment outlays to be financed.

The Company does not usually use derivative financial instruments to hedge the risks associated with interest rates. Changes in interest rates may affect the interest income or expenses derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and liabilities that accrue interests based on fixed interest rates may also be affected.

The table below provides information about the financial assets and liabilities as of June 30, 2014 that accrues interest considering the applicable rate:

	June 30, 2014
	Financial Assets(1)	Financial Liabilities(2)
Fixed interest rate	4,562	29,117
Variable interest rate	684	17,074

Total	5,246	46,191

(1)	Includes only short-term investments. Does not include trade receivables which mostly do not accrue interest.
(2)	Includes only financial loans. Does not include accounts payable which mostly do not accrue interest.

The portion of liabilities which accrues variable interest rate is mainly exposed to the fluctuations in LIBOR and BADLAR. Approximately 11,993 accrue variable interest of BADLAR plus a maximum spread of 4,75% and 4,725 accrue variable interest of LIBOR plus a spread between 4.00% and 7.50%. Additionally, 151 accrue annual interest rate of 19% plus the proportion of the increase in crude oil and natural gas production of the Company with an annual cap of 24% and 204 accrue annual interest rate of 20% plus the proportion of the increase in crude oil and natural gas production of the Company with an annual cap of 26%.

The table below shows the estimated impact on the consolidated comprehensive income that an increase or decrease of 100 basis points in the interest rate would have.

	Increase (+) / decrease (-) in the interest rates (basis points)	For the six-month period ended June 30, 2014
Impact on the net income after income tax	+100	(53)
	-100	53

Other Price Risks

The Company is not significantly exposed to commodity price risks, as a result, among other reasons, of the existing regulatory, economic and government policies, which determines that local prices charged for gasoline, diesel and other fuels are not affected in the short-term by fluctuations in the price of such products in international and regional markets.

Additionally, the Company is reached by certain regulations that affect the determination of export prices received by the Company, such as those mentioned in Note 1.b.16 and 11.c, which consequently limits the effects of short-term price volatility in the international market.

As of June 30, 2014 and 2013, the Company has not used derivative financial instruments to hedge risks related to fluctuations in commodity prices.

Liquidity Risk

Liquidity risk is associated with the possibility of a mismatch between the need of funds (related, for example, to operating and financing expenses, investments, debt payments and dividends) and the sources of funds (such as net income, disinvestments and credit-line agreements by financial institutions).

As mentioned in previous paragraphs, YPF pretends to align the maturity profile of its financial debt to its ability to generate enough cash flows for its payment, as well as to finance the projected expenditures for each period. As of June 30, 2014 the availability of liquidity reached 22,448, considering cash for 6,202, other liquid financial assets for 5,246 and available credit lines from financial institutions for 2,500 and from the National Treasury for 8,500. Additionally, YPF has the ability to issue debt under the negotiable obligations global program originally approved by the Shareholders meeting in 2008, expanded in September 2012 and in April 2013 (see Note 2.i).

After the process which concluded with the change of shareholders mentioned in Note 4, the Company is still focused in structuring more efficiently the structure of maturity of its debt, in order to facilitate the daily operations and to allow the proper financing of planned investments.

The table below sets forth the maturity dates of the Company’s financial liabilities as of June 30, 2014:

	June 30, 2014
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable(1)	23,318	500	—	—	—	16	23,834
Loans	10,895	6,689	6,665	2,162	9,470	10,310	46,191
Provisions	623	32	—	—	—	—	655
Dividends payable	464	—	—	—	—	—	464

(1)	The amounts disclosed are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.

Most of the Company’s financial debt contains usual covenants for contracts of this nature. With respect to a significant portion of the financial loans, as of June 30, 2014, the Company has agreed, among other things and subject to certain exceptions, not to establish liens or charges on assets. Additionally, approximately 34% of the financial debt as of June 30, 2014 is subject to financial covenants related to the leverage ratio and debt service coverage ratio of the Company.

A portion of the Company’s financial debt provides that certain changes in the Company’s control and/or nationalization may constitute an event of default. Moreover, the Company’s financial debt also contains cross-default provisions and/or cross acceleration provisions that could cause all of the financial debt to be accelerated if the debt having changes in control and/or nationalization events provisions is defaulted. As of the issuance date of these financial statements, the Company has obtained formal waivers from all the financial creditors in relation to its outstanding debt subject to the mentioned terms at the moment in which the change in control occurred, mentioned in Note 4. Additionally, and related to the outstanding debt of YPF subsidiaries, GASA and MetroGAS, see Note 2.i) of these consolidated financial statements.

Credit Risk

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Company.

Credit risk in the Company is measured and controlled on an individual customer basis. The Company has its own systems to conduct a permanent evaluation of credit performance of all of its debtors and customers, and the determination of risk limits with respect to customers, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash and equivalents, trade receivables and other receivables and advances. The Company invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses in the other comprehensive income statement, based on specific information regarding its clients. As of the date of these financial statements, the Company’s customer portfolio is diversified.

The allowances for doubtful accounts are measured by the following criteria:

•	The aging of the receivable;

•	The analysis of the customer’s capacity to return the credit granted, also taking into consideration special situations such as the existence of a voluntary reorganization petition, bankruptcy and arrears, guarantees, among others.

The maximum exposure to credit risk of the Company as of June 30, 2014 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below is set forth below:

Maximum exposure as of June 30, 2014
Cash and equivalents	11,448
Other financial assets	16,035

Following is the breakdown of the financial assets past due as of June 30, 2014.

	Current trade receivable	Other current receivables and advances
Less than three months past due	1,240	411
Between three and six months past due	279	29
More than six months past due	1,238	112

	2,757	552

At such date, the provision for doubtful trade receivables amounted to 844 and the provisions for other doubtful receivables amounted to 28. These allowances are the Company’s best estimate of the losses incurred in relation with accounts receivables.

Guarantee Policy

As collateral of the credit limits granted to customers, YPF has several types of guarantees received from them. In the service stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers, the joint and several bonds from their parent companies prevail. In the industrial and transport market, bank guarantees prevail. With a lower presence, YPF also has obtained other guarantees as credit insurances, surety bonds, guarantee customer – supplier, car pledges, etc.

The Company has effective guarantees granted by third parties for a total amount of 2,661 and 1,535 as of June 30, 2014 and 2013, respectively.

During the six-month period ended June 30, 2014, YPF executed guarantees received for an amount of 1. As of June 30, 2013 YPF executed guarantees received for an amount of 3.

2. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the consolidated financial statements are as follows:

Consolidated Balance Sheet as of June 30, 2014 and Comparative Information

2.a) Cash and equivalents:

	June 30, 2014	December 31, 2013
Cash	6,202	4,533
Short-term investments	4,682	4,158
Financial assets at fair value through profit or loss	564	2,022

	11,448	10,713

2.b) Trade receivables:

	June 30, 2014		December 31, 2013
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)	26	12,617	60	8,066
Provision for doubtful trade receivables	(8)	(726)	(6)	(652)

	18	11,891	54	7,414

(1)	See Note 6 for additional information about related parties.

Changes in the provision for doubtful trade receivables

	For the six-month period ended June 30,
	2014		2013
	Noncurrent provision for doubtful trade receivables	Current provision for doubtful trade receivables	Noncurrent provision for doubtful trade receivables	Current provision for doubtful trade receivables
Amount at beginning of year	6	652	6	494
Increases charged to expenses	—	41	—	18
Decreases charged to income	—	(14)	—	(21)
Amounts incurred	—	—	—	—
Translation differences	2	47	—	11
Reclassifications and others	—	—	—	—

Amount at end of period	8	726	6	502

2.c) Other receivables and advances:

	June 30, 2014		December 31, 2013
	Noncurrent	Current	Noncurrent	Current
Trade	—	340	—	377
Tax credit, export relates and production incentives	92	1,295	22	1,233
Trust contributions - Obra Sur	56	20	67	34
Loans to clients and balances with related parties(1)	776	85	517	81
Collateral deposits	508	464	397	253
Prepaid expenses	16	668	11	490
Advances and loans to employees	5	206	3	166
Advances to suppliers and customs agents(2)	—	1,842	—	1,062
Receivables with partners in Joint Operations(3)	704	1,320	1,852	595
Insurance receivables (Note 11.b)	—	1,171	—	1,956
Miscellaneous	118	534	62	357

	2,275	7,945	2,931	6,604
Provision for other doubtful accounts	—	(98)	—	(98)
Provision for valuation of other receivables to their estimated realizable value	(4)	—	(4)	—

	2,271	7,847	2,927	6,506

(1)	See Note 6 for additional information on related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and other products.
(3)	Includes the receivables related to the investment agreement with Chevron Corporation (see Note 11.c).

2.d) Inventories:

	June 30, 2014		December 31, 2013
Refined products	7,250		5,713
Crude oil and natural gas	3,524		3,451
Products in process	792		115
Construction works in progress	—		107
Raw materials and packaging materials	411		495

	11,977	(1)	9,881	(1)

(1)	As of June 30, 2014 and December 31, 2013, the net realizable value of the inventories does not differ, significantly, from their cost.

2.e) Investments in companies:

	June 30, 2014	December 31, 2013
Investments in companies (Exhibit I)	2,522	2,136
Provision for reduction in value of investments in companies	(12)	(12)

	2,510	2,124

2.f) Evolution of intangible assets:

	2014
	Cost
Main account	Amounts at beginning of year	Increases		Translation effect	Net decreases, reclassifications and transfers		Amounts at the end of period
Service concessions	3,917	222		950	4		5,093
Exploration rights	801	3,030		214	(1,575)		2,470
Other intangibles	1,879	13		467	6		2,365

Total 2014	6,597	3,265	(1)	1,631	(1,565	)(1)	9,928

Total 2013	4,443	259		430	(13)		5,119

	2014							2013
	Amortization
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Translation effect	Accumulated at the end of period	Net book value 06-30	Net book value 06-30	Net book value 12-31
Service concessions	2,551	3	4-5%	67	618	3,239	1,854	995	1,366
Exploration rights	8	(37)	—	29	1	1	2,469	641	793
Other intangibles	1,592	—	7-33%	77	409	2,078	287	161	287

Total 2014	4,151	(34)		173	1,028	5,318	4,610

Total 2013	2,951	(17)		93	295	3,322		1,797	2,446

(1)	Includes 2,784 corresponding to Apache Group in Argentina at acquisition date and 1,538 of assets decrease classified as “Assets held for sale” (see note 13).

The Company does not have intangible assets with indefinite useful lives as of June 30, 2014, June 30, 2013 and December 31, 2013.

Service concessions: the Argentine Hydrocarbons Law permits the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. The term of a transportation concession may be extended for an additional ten-year term. Pursuant to Law No. 26,197, provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products; and

•	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Argentine Secretariat of Energy for oil pipelines and petroleum products and by the National Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine State without payment to the holder.

The Privatization Law granted YPF a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales S.A. at the time. The main pipelines related to such transport concessions are:

•	La Plata / Dock Sud

•	Puerto Rosales / La Plata

•	Monte Cristo / San Lorenzo

•	Puesto Hernández / Luján de Cuyo

•	Luján de Cuyo / Villa Mercedes

Management considers that the assets referred to above meet the criteria set forth by IFRIC 12, and should be therefore recognized as intangible assets.

2.g) Composition and evolution of fixed assets:

	June 30, 2014	December 31, 2013
Net book value of fixed assets	132,522	93,662
Provision for obsolescence of materials and equipment	(170)	(166)

	132,352	93,496

	2014
	Cost
Main account	Amounts at beginning of year	Increases		Translation effect	Net decreases, reclassifications and transfers		Amounts at the end of period
Land and buildings	6,965	6		1,577	66		8,614
Mineral property, wells and related equipment	179,877	6,714		44,040	1,842		232,473
Refinery equipment and petrochemical plants	29,267	—		7,164	1,606		38,037
Transportation equipment	1,466	38		338	30		1,872
Materials and equipment in warehouse	5,576	3,489		1,264	(3,356)		6,973
Drilling and work in progress	19,840	15,909		4,560	(1,979)		38,330
Exploratory drilling in progress(3)	927	769		182	(447)		1,431
Furniture, fixtures and installations	2,267	11		534	198		3,010
Selling equipment	4,084	—		1,013	132		5,229
Infrastructure for natural gas distribution	2,722	74		1	—		2,797
Electric power generation facilities	1,542	—		—	(1)		1,541
Other property	4,070	115		878	(3)		5,060

Total 2014	258,603	27,125	(4)(5)	61,551	(1,912	)(6)	345,367

Total 2013	170,843	13,929	(8)	16,573	(1,138)		200,207

	2014										2013
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers		Depreciation rate	Increases		Translation effect	Accumulated at the end of period	Net book value 06-30		Net book value 06-30		Net book value 12-31
Land and buildings	2,804	—		2%	67		642	3,513	5,101		3,212		4,161
Mineral property, wells and related equipment	133,672	(69)		(1)	7,000		32,718	173,321	59,152	(2)	30,952	(2)	46,205	(2)
Refinery equipment and petrochemical plants	17,611	—		4-5%	806		4,298	22,715	15,322		6,115		11,656
Transportation equipment	1,022	(7)		4-20%	67		223	1,305	567		344		444
Materials and equipment in warehouse	—	—		—	—		—	—	6,973		4,684		5,576
Drilling and work in progress	—	—		—	—		—	—	38,330		18,976		19,840
Exploratory drilling in progress(3)	—	—		—	—		—	—	1,431		1,282		927
Furniture, fixtures and installations	1,990	2		10%	98		466	2,556	454		257		277
Selling equipment	3,034	—		10%	118		737	3,889	1,340		811		1,050
Infrastructure of natural gas distribution	1,107	—		2-5%	39		1	1,147	1,650		1,573		1,615
Electric power generation facilities	1,060	—		5-7%	55		—	1,115	426		—		482
Other property	2,641	(3)		10%	67		579	3,284	1,776		1,189		1,429

Total 2014	164,941	(77	)(6)		8,317		39,664	212,845	132,522

Total 2013	113,740	(43	)(7)		6,053	(8)	11,062	130,812			69,395		93,662

(1)	Depreciation has been calculated according to the unit of production method (Note 1.b.6).
(2)	Includes 4,989, 2,911 and 3,748 of mineral property as of June 30, 2014 and 2013, and December 31, 2013, respectively.
(3)	As of June 30, 2014, there are 50 exploratory wells in progress. During the six-month period ended on such date, 14 wells were drilled, 17 wells were charged to exploratory expenses and 2 wells were transferred to proved properties which are included in the account Mineral property, wells and related equipment.
(4)	Includes 858 and 210 of increases corresponding to Puesto Hernández and Las Lajas joint operations on the additional interest acquisition date.
(5)	Includes 5,469 of increases corresponding to Apache Group in Argentina on the acquisition date (see Note 13).
(6)	Includes 32 of net book value charged to fixed assets provisions for the six-month period ended June 30, 2014.
(7)	Includes, among others, the write-down of the assets of Coke A unit as a consequence of the incident in La Plata refinery on April 2013, as a result of the storm that took place in that city (see also Note 11.b).
(8)	Includes 3,137 and 1,352 of lost increases and accumulated depreciation, respectively, corresponding to GASA on the acquisition date (see Note 13).

As described in Note 1.b.6, YPF capitalizes the financial cost as a part of the cost of the assets. For the six-month periods ended on June 30, 2014 and 2013 the annual average rate of capitalization were 11.96% and 11.69% and the capitalized amount were 269 and 281, respectively, for the periods above mentioned.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the six-month periods ended on June 30, 2014 and 2013:

	For the six-month period ended June 30,
	2014	2013
Amount at beginning of year	166	132
Increase charged to expense	1	—
Decrease charged to income	(4)	—
Amounts incurred	(32)	—
Translation differences	39	12

Amount at end of period	170	144

2.h) Accounts payable:

	June 30, 2014		December 31, 2013
	Noncurrent	Current	Noncurrent	Current
Trade and related parties(1)	151	21,591	153	18,553
Investments in companies with negative shareholders’ equity	—	249	—	127
Extension of Concessions – Provinces of Chubut, Mendoza, Santa Cruz and Neuquén	317	519	275	1,036
Advances received on the sale of fixed assets (Note 13)	—	1,754	—	—
Miscellaneous	153	1,209	42	596

	621	25,322	470	20,312

(1)	For more information about related parties, see additionally Note 6.

2.i) Loans:

	Interest rate (1)	Principal maturity	June 30, 2014				December 31, 2013
			Noncurrent		Current		Noncurrent	Current
Negotiable Obligations(2)	0.10-30.29%	2014-2028	31,813		4,930		20,474	4,296
Other financial debts	2.00-29.10%	2014-2018	3,483	(3)(4)	5,965	(3)(4)	2,602	4,518

			35,296		10,895		23,076	8,814

(1)	Annual interest rate as of June 30, 2014.
(2)	Disclosed net of 200 and 137, corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of June 30, 2014 and December 31, 2013, respectively.
(3)	Includes approximately 7,954 corresponding to loans agreed in U.S. dollars, which accrue interest at rates between 2.00% and 7.47%.
(4)	Includes 701 corresponding to loans granted by Banco Nación Argentina denominated in argentine pesos of which 368 accrue fixed interest rate of 15% until December 2015 and then accrue variable interest of BADLAR plus a spread of 4 points and 333 accrue variable interest of BADLAR plus a spread of 4 points with a maximum lending interest rate of the overall portfolio of Banco Nación. See additionally Note 6.

Details regarding the Negotiable Obligations of the Company are as follows:

(in million)									Book Value
Issuance									June 30, 2014		December 31, 2013
Month	Year	Principal value			Class	Interest rate(3)		Principal maturity	Noncurrent	Current	Noncurrent	Current
- YPF:
-	1998	US$	15	(1)(6)	—	Fixed	10.00%	2028	58	2	534	10
September	2012		$200	(2)(6)	Class VII	—	—	—	—	—	—	202
September	2012		$1,200	(2)(4)(6)	Class VIII	BADLAR plus 4%	29.64%	2015	400	816	800	413
October	2012	US$	130	(2)(5)(6)	Class IX	Fixed	5.00%	2014	—	1.059	—	853
October and December	2012	US$	552	(2)(4)(5)(6)	Class X	Fixed	6.25%	2016	4,459	56	3,587	45
November and December	2012		$2,110	(2)(4)(6)	Class XI	BADLAR plus 4.25%	30.29%	2017	2,110	86	2,110	64
December and March	2012/3		$2,828	(2)(4)(6)	Class XIII	BADLAR plus 4.75%	30.24%	2018	2,828	26	2,828	22
March	2013		$300	(2)(6)	Class XIV	—	—	—	—	—	—	304
March	2013	US$	230	(2)(5)(6)	Class XV	Fixed	2.50%	2014	—	898	—	1,497
May	2013		$300	(2)(6)	Class XVI	—	—	—	—	—	—	303
April	2013		$2,250	(2)(4)(6)	Class XVII	BADLAR plus 2.25%	27.75%	2020	2,250	106	2,250	83
April	2013	US$	61	(2)(5)(6)	Class XVIII	Fixed	0.10%	2015	—	493	397	—
April	2013	US$	89	(2)(5)(6)	Class XIX	Fixed	1.29%	2017	719	2	579	1
June	2013		$1,265	(2)(4)(6)	Class XX	BADLAR plus 2.25%	27.82%	2020	1,265	13	1,265	10
July	2013		$100	(2)(6)	Class XXI	Fixed	19.00%	2014	—	101	—	101
July	2013	US$	92	(2)(5)	Class XXII	Fixed	3.50%	2020	588	102	510	89
October	2013	US$	150	(2)	Class XXIV	LIBOR plus 7.50%	7.74%	2018	927	298	860	125
October	2013		$300	(2)	Class XXV	BADLAR plus 3.24%	28.37%	2015	—	316	300	13
December	2013	US$	587	(2)	Class XXVI	Fixed	8.88%	2018	4,658	10	3,251	10
December	2013		$150	(2)	Class XXVII	Variable(7)	24.00%	2014	—	151	—	151
March	2014		$500	(2)	Class XXIX	BADLAR	25.76%	2020	500	8	—	—
March	2014		$379	(2)	Class XXX	BADLAR plus 3.50%	29.24%	2015	379	6	—	—
April	2014	US$	1,000	(2)	Class XXVIII	Fixed	8.75%	2024	8,083	168	—	—
June	2014		$201	(2)	Class XXXI	Variable(8)	26.00%	2015	—	204	—	—
June	2014		$465	(2)	Class XXXII	BADLAR plus 3.20%	26.95%	2016	465	7	—	—
June	2014	US$	66	(2)(5)	Class XXXIII	Fixed	2.00%	2017	535	1	—	—
- MetroGAS:
January	2013	US$	177		Series A-L	Fixed	8.875%	2018	1,103	1	840	—
January	2013	US$	18		Series A-U	Fixed	8.875%	2018	110	—	91	—
- GASA:
March	2013	US$	57		Series A-L	Fixed	8.875%	2015	364	—	262	—
March	2013	US$	1		Series A-U	Fixed	8.875%	2015	12	—	10	—

									31,813	4,930	20,474	4,296

(1)	Corresponds to the 1997 M.T.N. Program for U$S 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for U$S 5,000 million.
(3)	Interest rate as of June 30, 2014.
(4)	The ANSES and/or the Argentine Hydrocarbons Fund have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded in the securities market where these negotiable obligations are authorized to be traded.
(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclose in the pricing supplements.
(7)	Accrue an annual variable interest rate equivalent to the sum of a floor interest rate of 19% plus a spread related to YPF’s total hydrocarbons production (natural gas, oil-condensate and gasoline) according to the information of the National Secretariat of Energy with a maximum interest rate of 24%.
(8)	Accrue an annual variable interest rate equivalent to the sum of a floor interest rate of 20% plus a spread related to YPF’s total hydrocarbons production (natural gas, oil-condensate and gasoline) according to the information of the National Secretariat of Energy with a maximum interest rate of 26%.

For additional information about covenants assumed by the Company and maturity of loans see Note 1.d) Financial risk management.

•	YPF’s negotiable obligations

The General Meeting of Shareholders held on January 8, 2008, approved a program to issue notes for a total amount of US$ 1,000 million. After the above mentioned date, the amount of the program was extended by the corresponding approval of the Shareholders’ meeting, totalizing a maximum nominal amount outstanding of US$ 5,000 million or its equivalent in other currencies. The funds from this Program may be used for any of the alternatives provided in Law No. 23,576 of negotiable obligations and its supplementary rules.

•	Negotiable Obligations of MetroGAS S.A. and Gas Argentino S.A. – Debt Restructuring:

•	MetroGAS:

In compliance with the preventive agreement between MetroGAS and its creditors, in relation with MetroGAS voluntary reorganization petition, on January 11, 2013 new negotiable obligations were issued by MetroGAS (the “new negotiable obligations of MetroGAS”) which were granted in exchange to the financial and non-financial creditors verified and declared acceptable.

On February 1 and February 13, 2013 MetroGAS presented to the Court the documentation that demonstrates the fulfillment of the debt exchange and the issuance of the new negotiable obligations of MetroGAS in order to obtain the removal of the general prohibition and obtain the legal declaration of the accomplishment of the preventive agreement under the terms and conditions of art. 59 of the Bankruptcy law.

The issuance of the new negotiable obligations of MetroGAS was approved by the CNV on December 26, 2012, within the framework of the Global Negotiable Obligation Issuance Program of MetroGAS for a nominal value of up to US$ 600 million.

MetroGAS issued the new negotiable obligations to be exchanged for existing negotiable obligations:

•	Series A-L for an amount of US$ 163,003,452.

•	Series B-L for an amount of US$ 122,000,000.

and in exchange of non-financial debt of MetroGAS negotiable obligations:

•	Series A-U for an amount of US$ 16,518,450.

•	Series B-U for an amount of US$ 13,031,550.

From the date of issuance, all MetroGAS obligations under the terms of the Previous Negotiable Obligations and the previous non-financial debt were terminated and all rights, interests and benefits stipulated therein were annulled and canceled. Consequently, the previous Negotiable Obligation and the previous non-financial debt were extinguished and no longer constitute MetroGAS enforceable obligations. In this order, the debt exchange was accounted for as a debt extinguishment following the guidelines of IFRS 9. The result, before tax effect, of the restructuring of the outstanding debt obligations of MetroGAS was recognized by that company during the three months period ended on March 31, 2013. Since this result was recognized by MetroGAS prior to the YPF’s acquisition, the effect arising thereof has been considered in the initial accounting of the acquisition of MetroGAS (see Note 13).

The principal value of the Class A New Negotiable Obligations of MetroGAS shall be fully redeemed at its maturity on December 31, 2018 in a single payment. The Class A New Negotiable Obligations of MetroGAS will accrue an annual nominal interest rate of 8.875%. The Class B New Negotiable obligations of MetroGAS maturing on 2018 will only accrue interest if there is a triggering event (which includes the anticipated maturity in case of an event of default under the terms of the new issued negotiable obligations) occurs before the Deadline, and in the case no triggering event occurs, the Class B New Negotiable obligations of MetroGAS will be automatically canceled and will no longer constitute an enforceable obligation for MetroGAS. Interest on the Series AL and AU will be paid every six months on June 30 and December 31 of each year, although MetroGAS has exercised the option to capitalize 100% of the interest accrued between the date of issuance and June 30, 2013 and 50% of the interest accrued between July 1, 2013 and June 30, 2014.

Additionally, in accordance with the terms and conditions of issuance of the New Negotiable obligations of MetroGAS, it and its subsidiaries, must comply with certain restrictions relating to indebtedness, restricted payments (including dividends) and liens, among others.

•	GASA:

In compliance with the preventive agreement between GASA and its creditors, in relation with the voluntary reorganization petition of GASA, on March 15, 2013 GASA proceeded to exchange the existing negotiable obligations held by its financial creditors and the credits of nonfinancial creditors verified and declared acceptable by the New Negotiable obligations.

GASA issued new negotiable obligations (the “new negotiable obligations of GASA”) to be delivered in exchange for previous existing negotiable obligations:

•	Series A-L for an amount of US$ 50,760,000.

•	Series B-L for an amount of US$ 67,510,800.

and in exchange for the financial debt of the Company’s Previous Negotiable Obligations:

•	Series A-U for an amount of US$ 1,306,528.

•	Series B-U for an amount of US$ 1,737,690.

The issuance of the new negotiable obligations of GASA AL and BL series were approved by the CNV on February 5, 2013.

From the date of issuance, all GASA obligations under the terms of the previous negotiable obligations and the previous financial debt were terminated and all rights, interests and benefits stipulated therein were annulled and canceled. Consequently, the Previous Negotiable obligations and the previous financial debt were extinguished and no longer constitute an enforceable obligation for GASA. The debt exchange was accounted for as an extinguishment of debt following the guidelines of IFRS 9. The result before tax effect of the debt restructuring of GASA was recognized in the statement of income during the three months period ended on March 31, 2013. Since this result was recognized by GASA prior to YPF’s acquisition, the effect arising thereof has been considered in the initial accounting of the acquisition of GASA (see Note 13).

The principal value of the Class A new negotiable obligations of GASA will be fully redeemed at its maturity on December 31, 2015 in a single payment. If GASA pays the total accrued non-capitalized interest to that date and the capital corresponding that would have been capitalized in accordance with the terms of issuance up to that date, then the maturity of the new negotiable obligations of GASA will be on December 31, 2016. The Class A new negotiable obligations of GASA will accrue an annual nominal interest of 8.875%. The Class B new negotiable obligations of GASA, maturing on 2015, will only accrue interest if there is a triggering event (which includes the anticipated maturity in case of an event of default under the terms of the negotiable obligations issued) occurs before the Deadline, and if the triggering event has not occur, the Class B new negotiable obligations of GASA will be automatically canceled and will no longer constitute enforceable obligations for GASA. Interest will be paid every six months on June 15 and December 15 of each year, GASA will have the option to capitalize 100% of the interest accrued between the date of issuance and December 15, 2015. GASA has exercised this option for the accrued interest from the date of issuance to June 15, 2014.

Additionally, in accordance with the terms and conditions of issuance of the new negotiable obligations, GASA and its subsidiaries, must comply with certain restrictions relating to indebtedness, restricted payments (including dividends) and liens, among others.

2.j) Provisions:

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities			Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current		Noncurrent	Current
Amount as of December 31, 2013	168	22	5,020	159	764	926		13,220	289
Increases charged to expenses	5	—	573	8	373	—		689	2
Decreases charged to income	—	—	(104)	(21)	(5)	—		(1)	—
Increases from subsidiary acquisition	—	—	20	—	21	2		724	14
Amounts incurred	(9)	(11)	(15)	(783)	—	(260)		(8)	(68)
Translation differences	57	9	739	16	134	64		1,725	59
Increase from joint operation interest acquisition	—	—	—	—	—	—		364	101
Reclassifications and others	(7)	7	(779)	779	(247)	247		—	—

Amount as of June 30, 2014	214	27	5,454	158	1,040 (1)	979	(2)	16,713	397

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities			Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current		Noncurrent	Current
Amount as of December 31, 2012	136	16	2,892	122	677	489		6,958	193
Increases charged to expenses	8	—	1,444	10	50	—		345	—
Decreases charged to income	—	—	(7)	(21)	—	—		—	—
Amounts incurred	—	(6)	—	(41)	—	(180)		—	(47)
Translation differences	14	2	162	4	41	14		376	11
Reclassifications and others	(6)	6	(100)	100	(133)	133		(47)	47

Amount as of June 30, 2013	152	18	4,391	174	635 (1)	456	(2)	7,632	204

(1)	Includes provisions for environmental liabilities of YPF Holdings Inc. for 674 and 442, as of June 30, 2014 and 2013, respectively.
(2)	Includes provisions for environmental liabilities of YPF Holdings Inc. for 335 and 159, as of June 30, 2014 and 2013, respectively.

2.k) Revenues, cost of sales and expenses

For the six-month and three-month periods ended June 30, 2014 and 2013

Revenues

	For the six-month period ended June 30,		For the three-month period ended June 30,
	2014	2013	2014	2013
Sales(1)	68,452	41,870	36,600	22,605
Revenues from construction contracts	69	179	63	109
Turnover tax	(2,527)	(1,474)	(1,333)	(773)

	65,994	40,575	35,330	21,941

(1)	Includes revenues related to the Natural Gas Additional Injection Stimulus Program created by Resolution 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment (see Note 11.c).

Cost of sales

	For the six-month period ended June 30,		For the three-month period ended June 30,
	2014	2013	2014	2013
Inventories at beginning of year	9,881	6,922	11,590	7,264
Purchases for the period	16,443	12,350	8,590	7,273
Production costs	31,843	18,929	17,060	9,991
Translation effect	2,253	646	164	381
Inventories at end of period	(11,977)	(8,336)	(11,977)	(8,336)

Cost of sales	48,443	30,511	25,427	16,573

Expenses

	For the six-month period ended June 30,
	2014							2013
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total		Total
Salaries and social security taxes	2,871	697	(2)	407	83	4,058		2.724
Fees and compensation for services	388	489	(2)	90	5	972		551
Other personnel expenses	762	110		37	15	924		598
Taxes, charges and contributions	911	78		1,678	2	2,669	(1)	1,777	(1)
Royalties and easements	4,320	—		9	6	4,335		2,665
Insurance	286	9		25	1	321		185
Rental of real estate and equipment	1,325	16		133	1	1,475		901
Survey expenses	—	—		—	149	149		14
Depreciation of fixed assets	7,969	128		220	—	8,317		4,701
Amortization of intangible assets	69	67		8	29	173		93
Industrial inputs, consumable materials and supplies	1,498	25		74	1	1,598		1,026
Operation services and other service contracts	3,298	54		176	1	3,529		1,498
Preservation, repair and maintenance	4,971	81		88	5	5,145		3,379
Contractual commitments	38	—		—	—	38		98
Unproductive exploratory drillings	—	—		—	548	548		116
Transportation, products and charges	1,957	5		1,286	—	3,248		2,260
Provision (recovery) for doubtful trade receivables and other doubtful accounts	—	—		27	—	27		(3)
Publicity and advertising expenses	—	172		40	—	212		80
Fuel, gas, energy and miscellaneous	1,180	66		223	78	1,547		1,316

Total 2014	31,843	1,997		4,521	924	39,285

Total 2013	18,929	1,235		3,569	246			23,979

(1)	Include approximately 944 and 964 corresponding to hydrocarbon export withholdings for the six-month period ended June 30, 2014 and 2013, respectively.
(2)	Includes 56 of Directors and Statutory Auditor’s fees. On April 30, 2014, the general ordinary and extraordinary shareholders’ meeting of YPF decided to approve as honorary in advance for such fees the sum of approximately 123 for the year 2014.

	For the three-month period ended June 30,
	2014						2013
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total		Total
Salaries and social security taxes	1,591	385	219	49	2,244		1,475
Fees and compensation for services	213	277	42	3	535		279
Other personnel expenses	405	63	21	8	497		312
Taxes, charges and contributions	470	45	821	1	1,337	(1)	1,120	(1)
Royalties and easements	2,288	—	5	1	2,294		1,392
Insurance	164	3	13	1	181		121
Rental of real estate and equipment	746	11	66	1	824		475
Survey expenses	—	—	—	106	106		7
Depreciation of fixed assets	4,226	75	113	—	4,414		2,533
Amortization of intangible assets	35	34	4	27	100		52
Industrial inputs, consumable materials and supplies	826	16	33	—	875		560
Operation services and other service contracts	1,554	41	77	—	1,672		759
Preservation, repair and maintenance	2,793	46	48	2	2,889		1,866
Contractual commitments	15	—	—	—	15		55
Unproductive exploratory drillings	—	—	—	480	480		95
Transportation, products and charges	1,015	3	695	—	1,713		1,151
Provision (recovery) for doubtful trade receivables and other doubtful accounts	19	—	5	—	24		(8)
Publicity and advertising expenses	—	135	6	—	141		50
Fuel, gas, energy and miscellaneous	700	46	149	48	943		641

Total 2014	17,060	1,180	2,317	727	21,284

Total 2013	9,991	686	2,088	170			12,935

(1)	Include approximately 460 and 665 corresponding to hydrocarbon export withholdings for the three-month period ended June 30, 2014 and 2013, respectively.

The expense recognized in the statement of comprehensive income related to research and development activities during the six-month periods ended June 30, 2014 and 2013 amounted to 88 and 14, respectively.

Other income (expense), net

	For the six-month period ended June 30,		For the three-month period ended June 30,
	2014	2013	2014	2013
Lawsuits and contingencies	(190)	(1,064)	(114)	(1,022)
Miscellaneous	415	(54)	385	(39)

	225	(1,118)	271	(1,061)

3. PROVISIONS FOR PENDING LAWSUITS, CLAIMS AND ENVIRONMENTAL LIABILITIES

The Company is party to a number of labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, fines, judgments or other losses. While the Company believes that such risks have been provisioned appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting standards, certain loss contingencies, are subject to change as new information develops and results of the presented evidence is obtain, among others. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Company, could significantly exceed the recorded provisions.

As of June 30, 2014, the Company has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated, amounting to 5,612. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

Additionally, YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. YPF’s Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing as of December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external legal advisors, has recorded a provision considering its best estimation, based on the information available as of the date of the issuance of these consolidated financial statements, including counsel fees and judicial expenses.

Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

Natural gas market: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Also, through Resolution No. 1410/2010 of the National Gas Regulatory Authority (“ENARGAS”) approved the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Export Administration”). On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

As a result of the resolution mentioned before, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

YPF has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, established by Resolution of the Secretariat of Energy No. 599/2007, 172/2011 and Resolution ENARGAS No. 1,410/2010, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that the Export Administration constitute a fortuitous case or force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by YPF, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”).

Among them, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. YPF has rejected the arguments of this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries. On March 20, 2009 AESU formally notified the termination of the contract. On April 6, 2009, YPF promoted an arbitration process at the International Chamber of Commerce (“ICC”) against AESU, Companhía do Gas do Estado do Río Grande do Sul (“Sulgás”) and Transportadora de Gas del Mercosur S.A. (“TGM”). On the same date YPF was notified by the ICC of an arbitration process initiated by AESU and Sulgás against YPF in which they claim, among other matters considered inadmissible by YPF, consequential loss, AESU’s plant dismantling costs and the payment of “deliver or pay” penalties mentioned above, all of which totaled approximately US$ 1,057 million.

Additionally, YPF was notified of the arbitration process brought by TGM at the ICC, claiming YPF the payment of approximately US$ 10 million plus interest up to the date of effective payment, in connection with the payment of invoices related to the Transportation Gas Contract entered into in September 1998 between YPF and TGM, associated with the aforementioned exportation of natural gas contract signed with AESU. On April 8, 2009 YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract based on its termination rights upon the termination by AESU and Sulgás of the related natural gas export contract. In turn, YPF had initiated an arbitration process at the ICC against TGM, among others. YPF received the reply to the complaint from TGM, who requested the full rejection of YPF claims and deduced counterclaim against YPF asking the Arbitration Tribunal to condemn YPF to compensate TGM for all present and future damages suffered by TGM due to the extinction of the Transportation Gas Contract and the Memorandum of Agreement dated on October 2, 1998 by which YPF undertook to pay irrevocable non-capital contributions to TGM in return for the Uruguayana Project pipeline expansion; and to condemn AESU-Sulgás -in the case the Arbitration Tribunal finds that the termination of the Gas Contract occurred due to the failure of AESU or Sulgás- jointly and severally to indemnify all damages caused by such termination to TGM. Additionally, on July 10, 2009 TGM increased the amount of its claim to US$ 17 million and claimed an additional amount of approximately US$ 366 million for loss of profits, both considered inappropriate by YPF, and thus, rejected in its answer to such additional claim.

On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration. On April 19 and 24, 2012, AESU and Sulgás presented new evidence claiming their admission in the arbitration process. YPF and TGM made their observations about the evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such evidence and ruled that the evidence would be accepted if the Tribunal considered it necessary.

On May 24, 2013, YPF was notified of the partial award decreed by a majority in the ICC Arbitration “YPF vs. AESU and TGM” whereby YPF was deemed responsible for the termination in 2009 of natural gas export and transportation contracts signed with AESU and TGM. Such award only decides on the liability of the parties, leaving the determination of the damages that could exist subject to the subsequent proceedings before the same Tribunal. Moreover, the Tribunal rejected the admissibility of “deliver or pay” claims asserted by Sulgás and AESU for the years 2007 and 2008 for a value of US$ 28 million and for the year 2006 for US$ 2.4 million.

On May 31, 2013, YPF filed with the Arbitration Tribunal a writ of Nullity, in addition to making several presentations in order to safeguard its rights. Against the rejection of the writ of nullity, on August 5, 2013 YPF filed a complaint appeal with the Argentinian Court in Commercial matters. On October 24, 2013, the Argentinian Court in Commercial matters declared its incompetency and submitted the file to the Federal Contentious Administrative Court. On December 16, the acting prosecutor issued an opinion supporting the jurisdiction of the Court.

Besides on October 17, 2013, the Arbitration Tribunal decided to resume the arbitration and set a procedural schedule for the damages stage, which shall be developed along 2014.

On December 27, 2013, the Federal Court of Appeals hearing Administrative Litigation matters was moved to grant the reconsideration motion from denial on appeal, then sustaining the appeal for procedural violations and declaring that the grant thereof shall have stay effects in connection with the arbitration process. In addition, the court was moved to grant, until the appeal for procedural violations is finally admitted, a restrictive injunction to prevent the development of the arbitration process while a decision on the reconsideration motion from denial on appeal and on the appeal for procedural violations filed by YPF is pending. On January 10, 2014, YPF was served with the complaint for damages filed by AESU with the Arbitration Board claiming a total amount of US$ 815.5 million and also with the complaint for damages filed by TGM with the Arbitration Board claiming a total amount of US$ 362.6 million. On April 25, 2014, YPF filed a reply to the complaint for damages with the Arbitration Board rejecting the alleged sums claimed by TGM and AESU based on the fact that the said amounts are disproportionate due to errors in the technical valuations attached.

Despite having brought the action above mentioned, considering the information available to date, the estimated time remaining until the end of the proceedings, the outcomes of the additional evidence presented in the continuation of the dispute and the provisions of the arbitration award, the Company has accrued its best estimate with respect to the amount of the claims.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages, which were claimed in a note addressed to YPF during November 2011. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. After that, TGN filed the lawsuit claiming for damages mentioned above. The total amount claimed by TGN amounts to approximately US$ 207 million as of the date of these consolidated financial statements. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint initiated before ENARGAS. On the trial for the collection of bills, on September 2011, YPF was notified of the resolution of the Court of Appeals rejecting YPF’s claims and declaring that ENARGAS is not the appropriate forum to decide on the matter and giving jurisdiction to the Civil and Commercial Federal courts to decide on the claim for the payment of unpaid invoices mentioned above.

Regarding the previously mentioned issue, on April 8, 2009, YPF had filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility for YPF to receive the service and for TGN to render the transportation service, due to (i) the termination of the natural gas contract with Sulgás/AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the “Teoría de la Imprevisión” available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

On April 3, 2013 the complaint for damages brought by TGN was notified whereby TGN claimed YPF the amount of US$ 142 million, plus interests and legal fees for the termination of the transportation contract, and notified that YPF shall have 30 days to file and answer thereto. On May 31, 2013 YPF answered the claim requesting the dismissal thereof. On April 3, 2014 the evidence production period commenced for a 40-days lapse, and the court notified the parties that they shall submit a copy of evidence offered by them to create exhibit binder.

In addition, Nación Fideicomisos S.A. (NAFISA) had initiated a claim against YPF in relation to payments of applicable fees for natural gas transportation services to Uruguaiana corresponding to the transportation invoices claimed by TGN. A mediation hearing finished without arriving to an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, NAFISA filed a complaint against YPF, under article 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339. On February 8, 2012, YPF answered the claim raising ENARGAS’ lack of jurisdiction (as the Company did in the proceeding against TGN), the accumulation in the “TGN vs. YPF” trial and rejecting the claim based on the theory of legal impossibility. On the same date, was also submitted in the trial “TGN vs. YPF” similar order of accumulation. On April 12, 2012, ENARGAS resolved in favor of NAFISA. On May 12, 2012 YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. On November 11, 2013, such court dismissed the direct appeal filed by YPF. In turn, on November 19, 2013, YPF submitted an ordinary appeal before the National Supreme Court of Justice and on November 27, an extraordinary appeal was lodged, also before the Supreme Court. The ordinary appeal was granted and timely supported by YPF. In the opinion of YPF’s Management, the matters referred to above, will not have a material adverse effect on the Company’s results of operations.

As of June 30, 2014, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that YPF has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, YPF submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata refinery.

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible (“OPDS”)), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution No. 88/10 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of the Privatization Law No. 24,145. YPF has provisioned the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, will be recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the pipeline running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The suit is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint and requested the citation of the Argentine Government. In addition to the aforementioned, the Company has other 26 judicial claims against it with total claims amounting to approximately 19. Additionally, YPF is aware of the existence of other out of court claims which are based on similar allegations.

Other claims and environmental liabilities:

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 17,110 as of June 30, 2014, the Company has accrued 2,019 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

In addition to what has been mentioned in the preceding paragraphs, laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. (hereinafter mentioned as “YPF Holdings Inc.” or “YPF Holdings”). These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent reasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of June 30, 2014, the total provision for environmental contingencies and other claims accrued by YPF Holdings Inc. amounts approximately to 1,108. YPF Holdings Inc.’s management believes it has adequately provisioned for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such provisions in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedial plan has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has accrued approximately 115 in connection with such activities.

Passaic River, New Jersey. Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which Tierra has conducted testing and studies near the Newark plant site, adjacent to the Passaic River. While some work remains, the work under the 1994 AOC was substantially subsumed by the remedial investigation and feasibility study (“RIFS”) being performed and funded by Tierra and a number of other entities of the lower portion of the Passaic River pursuant to a 2007 administrative settlement agreement (the “2007 AOC”). The parties to the 2007 AOC are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated an interim allocation of RIFS costs among themselves based on a number of considerations. This group is called the Cooperative Parties Group (the “CPG”). The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). As of June 30, 2014, approximately 70 entities, including Tierra, have agreed to participate in the RIFS in connection with the PRRP. On May 29, 2012, Occidental,

Maxus and Tierra withdrew from the CPG under protest and reserving all their rights. A description of the circumstances of such decision can be found below in the paragraph titled “Passaic River—Mile 10.9—Removal Action”. However, Occidental continues to be a member of the 2007 AOC and its withdrawal from the CPG does not change its obligations under the 2007 AOC.

The EPA’s findings of fact in the 2007 AOC (which amended the 1994 AOC) indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area. For this reason, during the first semester of 2011, Maxus and Tierra signed with the EPA, on behalf of Occidental, an Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. Tierra estimates that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to complete.

In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota and evaluate remedial alternatives in the Newark Bay and a portion of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by Tierra under the 2004 AOC. Tierra proposed to the other parties that, for the third stage of the RIFS undertaken in Newark Bay, the costs be allocated on a per capita basis. The parties have not agreed to Tierra’s proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the third stage is approved, as well as the proposed distribution mentioned above.

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan was estimated by the DEP to cost approximately US$ 2 million. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to a number of entities which according to the NOAA have a liability for natural resources damages, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement.

During June 2008, the EPA, Occidental, and Tierra entered into an AOC (“Removal AOC from 2008”), pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action results in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which commenced in July 2011, encompasses the removal of 40,000 cubic yards (30,600 cubic meters) of sediments and was substantially completed in the fourth quarter of 2012. The EPA conducted a site inspection in January 2013, and Tierra received written confirmation of completion in March 2013. The second phase involves the removal of approximately 160,000 cubic yards (122,400 cubic meters) of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the Removal AOC from 2008, the EPA has required the provision of financial assurance for the execution of the removal work which could increase or decrease over time if the anticipated cost of completing the removal work contemplated by the Removal AOC from 2008 changes. During the sediment removal action, contaminants which may have come from sources other than the former Diamond Alkali plant will necessarily be removed.

In addition, in June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 900 million to US$ 2,300 million and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties working under the CPG, submitted comments on the legal and technical defects of the draft FFS to EPA. On September 18, 2012, at a Community Advisory Group (“CAG”) meeting, the EPA described the alternatives considered in the Focused Feasibility Study. The EPA stated that the FFS will set forth four alternatives: (i) no action (cost: US$8.6 million); (ii) deep dredging of 9.6 million cubic yards over 11 years (cost: US$ 1.3 billion to US$ 3.4 billion, depending in part on whether the dredged sediment is disposed of in a contained aquatic disposal facility on the floor of Newark Bay (“CAD”) or at an off-site disposal facility); (iii) capping and dredging of 4.3 million cubic yards over 6 years (cost: US$ 1 billion to US$ 1.9 billion, depending in part on whether there is a CAD or off-site disposal; (iv) focused capping and dredging of 0.9 million cubic yards over 3 years (the alternative proposed by the CPG). The EPA indicated that it had discarded alternative (iv) and that is currently in favor of alternative (iii).

On April 11, 2014, the EPA published the final FFS. Among the various measures considered in the FFS, the EPA recommended as the preferred measure for this area that the 4.3 million cubic yards of contaminated sediments be removed through bank-to-bank dredging, which sediments would then be dehydrated locally and transported by train for their incineration or disposal at an off-site disposal facility. An engineering cap (a physical barrier mainly consisting of sand and stone) would then be placed over the bank-to-bank dredged area in order to provide protection against erosion and other physical alterations. In its FFS, the EPA estimates the cost of the preferred measure for the lower 8 miles of Passaic River amounts to US$ 1,731 million (present value estimated with a 7% discount rate).

The FFS and a range of potential measures are now subject to public comments and to the agency’s reply before the EPA make its final decision regarding the remedial action to be undertaken in this area in a Decision Report that will probably be published in 2015.

Based on the information available to the Company as of the issuance date of these financial statements, considering the final proposal, the results of the studies and discoveries to be produced, the several potential responsible parties involved in the matter, with its consequent potential allocation of removal costs, and also considering the opinion of external counsels, it is not possible to reasonably estimate a loss or range of losses on these outstanding matters. Therefore, no amount has been accrued for this matter by YPF Holdings Inc.

According to the AOC 2007, the 17 miles of the Lower Passaic River from its confluence with Newark Bay to Dundee Dam pursuant to the 2007 AOC will be subject to a Remedial Investigation / Feasibility Study that is anticipated to be completed in 2015, following which EPA will select a remedy and notice it for public comment.

On the other hand, and in relation to the alleged contamination related to dioxin and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower stretch of the Passaic River, Newark Bay, other nearby waterways and surrounding areas in December 2005 the DEP sued YPF Holdings, Tierra, Maxus and several companies, besides Occidental. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. In March 2008, the Court denied motions to dismiss by Occidental, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in August 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as

additional named defendants. Anticipating this considerable expansion of the number of parties in the litigation, the Court appointed a judge in charge to assist the court in the administration of discovery. In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and Tierra filed their responses. In October 2010, a number of public third-party defendants filed a motion to sever and stay and the DEP joined their motion, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the assistant judge in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011. In May 2011, the judge issued Case Management Order No. XVII (CMO XVII), which contains the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials. Phase One will determine liability and Phase Two will determine damages. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: the first one against Occidental and Maxus on liability under the Spill Act, and against Tierra on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability allegation cannot be made if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that Tierra has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site; and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site. The judge in charge called for and held a settlement conference in November 2011 between the State of New Jersey, on the one hand, and Repsol S.A., YPF and Maxus, on the other hand to discuss the parties’ respective positions, but no agreement was reached.

In February 2012, plaintiffs and Occidental filed motions for partial summary judgment, seeking summary adjudication that Maxus has liability under the Spill Act of New Jersey. In the first quarter of 2012 Maxus, Occidental and plaintiffs submitted their respective briefs. Oral arguments were heard on May 15 and 16, 2012. The Judge held that Maxus and Tierra have direct liability for the contamination generated into the Passaic River. However, volume, toxicity and cost of the contamination were not verified (these issues will be determined in a later phase of the trial). Maxus and Tierra have the right to appeal such decision.

On September 11, 2012 the Court issued the track VIII order. The track VIII order governs the process by which the Court will conduct the discovery and trial of the State’s damages against Occidental, Maxus and Tierra (caused by the Diamond Alkali Lister Avenue plant). Under the order, the trial for the first phase of track VIII was scheduled to commence in July 2013. However, this schedule has been changed by the following occurrence.

On September 21, 2012, Judge Lombardi (trial judge) granted the State’s application for an Order to Show Cause to Stay all proceedings against third party defendants who entered into a Memorandum of Understanding (“MOU”) with the State to discuss settlement of the claims against the third party defendants. Recently, the State and the third party defendants have reported that they are continuing to make progress towards a settlement, which were not disclosed to third parties.

On September 27, 2012, Occidental filed its Amended Cross-Claims and the following day, the State filed its fourth Amended Complaint. The principal changes to the State’s pleading concern the State’s allegations against YPF and Repsol, all of which Occidental has adopted in its cross-claims. In particular, there are three new allegations against Repsol involving asset stripping from Maxus and also from YPF based on the Argentine Government’s Mosconi Report. On October 25, 2012, the parties to the litigation agreed to a Consent Order, subject to approval by Judge Lombardi, which, in part, extended the deadline for YPF to respond to the State’s and Occidental’s new pleadings by December 31, 2012, extends fact deposition discovery until April 26, 2013, extends expert discovery until September 30, 2013, and sets trial on the merits for certain allegations for February 24, 2014, date on which it lost effectiveness as it was replaced by subsequent court orders.

As of June 30, 2014, DEP has not filed with the Court dollar amounts on all its claims, but it has (a) contended that a US$ 50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately US$ 118 million in past “cleanup and removal costs”, (c) is seeking an additional award between US$ 10 and US$ 20 million to fund a study to assess natural resource damages, (d) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of costs and of other economic impacts and, (e) is seeking reimbursement for external legal fees paid.

During the fourth quarter of 2012 and the first quarter of 2013, YPF, YPF Holdings, Maxus and Tierra together with certain other direct defendants in the litigation, have engaged in on-going mediation and negotiation seeking the possibility of a settlement with the State of New Jersey. During this time, the Court has stayed the litigation. On March 26, 2013, the State advised the Court that a proposed settlement between the State and certain third party defendants had been approved by the requisite threshold number of private and public third party defendants. YPF, YPF Holdings, Maxus and Tierra approved in Boards of Directors the authorization to sign the settlement agreement (the “Agreement”) above mentioned. The proposal of the Agreement, which does not imply endorsement of facts or rights and that it is presented only with conciliatory purposes, is subject to an approval process, publication, comment period and court approval. According to the terms of the Agreement, the state of New Jersey would agree to solve certain claims related with environmental liabilities within a geographic area of the Passaic River, New Jersey, United States of America, initiated against YPF and certain subsidiaries, recognizing to YPF and other participants in the litigation, a limited liability of US$ 400 million, if they are found responsible. In return, YPF would make cash payment of US$ 65 million at the time of approval of the Agreement.

In September 2013, Judge Lombardi published its Case Management order XVIII (“CMO 18”), which provides a schedule for approval of the settlement agreement. Pursuant to the CMO 18, the court heard oral arguments on December 12, 2013, after which, Judge Lombardi ruled the rejection of Occidental’s claims and approved the settlement agreement. On January 24, 2014, Occidental appealed the approval of the settlement agreement. Notwithstanding, on February 10, 2014, in compliance with the settlement agreement, Maxus made a deposit of US$ 65 million in an escrow account. Occidental appealed Judge Lombardi’s decision approving the settlement agreement, which was dismissed. Later, on April 11, 2014 Occidental notified the parties that it would seek an additional revision of Judge Lombardi’s decision approving the settlement agreement.

Also, on June 23, 2014, lawyers of the State of New Jersey reported that Occidental and the State of New Jersey reached an understanding about the general terms and conditions for an agreement that would end the Track VIII proceedings. While there are confidentiality clauses that apply to the above terms and conditions between the State of New Jersey and Occidental against third parties, it should be noted that: (a) there is still no final agreement in force between Occidental and the State of New Jersey, (b) Occidental announce to Maxus that it will try to recover the amounts of prospective agreement between Occidental and the State of New Jersey and (c) Maxus will oppose the corresponding defenses against the general terms and conditions and against any eventual final agreement.

On July 22, 2014, the Court issued:

(a)	Case Management Order XXIII governing the procedural schedule for Track IV (relating to the Occidental’s claims under the doctrine of “alter ego” between Maxus and its shareholders and the transfer of assets by YPF and Repsol) setting forth the following deadlines: 1) July 31, 2014, deadline for Occidental to file amended cross claims; 2) September 1, 2014, deadline for defendants (YPF S.A. included) to file their answers to the amended cross claims; 3) September 19, 2014, the parties should file motions to dismiss after seeking leave to do so from the Special Master. The transfer statute of limitation motion is included, among others; 4) October 17, 2014, responsive briefs due; 5) October 31, 2014, reply briefs due. Subsequent to the resolution of the motions, the Court will set a hearing to establish the discovery schedule.

(b)	An “Order on the Approval Process for the Proposed Occidental Final Consent Judgment” between the State of New Jersey and Occidental which sets forth an schedule for the treatment of the settlement that includes an approval by the parties, public presentation, publication, reception of public comment and judge´s approval. The schedule is expected to be completed at the end of the current year.

As of June 30, 2014, YPF Holdings has accrued 470 comprising the estimated costs for studies, YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the Removal AOC of 2008 agreement, and in addition certain other matters related to Passaic River and the Newark Bay, also including certain related legal matters. However, it is possible that other works, including interim remedial measures or different from those considered, may be ordered. In addition, the development of new information, the imposition of penalties or remedial actions or the result of negotiations related to the referred matters differing from the scenarios that YPF Holdings Inc. has evaluated, could result in additional costs to the amount currently accrued.

Passaic River Mile 10.9 Removal Action. In February 2012, the EPA issued to the Cooperating Parties Group (“CPG”), of which Tierra then was a member, a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of 2, 3, 7, 8 TCDD, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9 (“RM 10.9”), comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. This proposed AOC RM 10.9 ordered that approximately 16,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. Occidental declined to execute this AOC formalized its resignation from the CPG, effective May 29, 2012, under protest and subject to a reservation of rights. On June 18, 2012, the EPA announced that it had signed an AOC for RM 10.9 with 70 Settling Parties, all members of the CPG, which contained, among other requirements, an obligation to provide to the EPA financial assurance, in the amount of US$ 20 million, for the completion of such works. Occidental sent to the CPG and EPA its notice of intent to comply with such order on July 23, 2012 followed by its good faith offer on July 27, 2012 to provide the use of Tierra’s dewatering facility. On August 10, 2012, the CPG rejected Occidental’s good faith offer and, on September 7, 2012, the CPG stated that it has alternative plans for handling sediment to be excavated at RM 10.9 and, therefore, has no use for the existing dewatering facility. EPA, by letter of September 26, 2012, advised that it will be necessary for EPA and Occidental to discuss other options for Occidental to participate and cooperate in the RM 10.9 removal action, as required by its Unilateral Administrative Order. On September 18, 2012, the EPA advised the Passaic River CAG that the bench scale studies of the treatment technologies did not sufficiently lower concentrations of the chemicals to justify the cost, so the RM 10.9 sediments will be removed offsite for disposal. The deadline for Occidental’s submission of financial assurance has been extended to March 14, 2014. Based on the information available to the Company as of the issuance date of this report, considering the results of the studies and discovery process as well as the potential responsibility of the other parties involved in this matter and the potential allocation of removal costs, based on the advice of our external and internal legal counsel, it is not possible to reasonably estimate a loss or range of losses related to these outstanding matters. Therefore, no amount has been accrued in respect of these claims.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. DEP has identified over 200 sites in Hudson and Essex Counties alleged to contain chromite ore processing residue either from the Kearny Plant or from plants operated by two other chromium manufacturers.

The DEP, Tierra and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at 40 chromite ore sites in Hudson and Essex Counties alleged to be impacted by the Kearny Plant operations.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement in principle, for which

Tierra, on behalf of Occidental, agreed to pay US$ 5 million and perform remediation works in three sites, with a total cost of approximately US$ 2 million, subject to the terms of a Consent Judgment between and among DEP, Occidental and two other parties, which was published in the New Jersey Register in June 2011, and became final and effective as of September 2011. Pursuant to the Consent Judgment, the US$ 5 million payment was made in October 2011 and a master schedule was delivered to DEP for the remediation during a ten-year period, of the three orphan sites plus the remaining chromite ore sites (approximately 28 sites) under the Kearny ACO. DEP indicated that it could not approve a ten-year term; consequently, Maxus submitted a revised eight-year schedule which was approved by DEP on March 24, 2013.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “adjacent property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, not to file suit. After the original agreement expired, the parties entered into a new Standstill Agreement, effective since March 7, 2013.

In March 2008, the DEP approved an interim response action plan for work to be performed at the Kearny Plant by Tierra and the adjacent property by Tierra in conjunction with other parties. As of the date of issuance of these consolidated financial statements, work on the interim response action has begun. This adjacent property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The parties have agreed to coordinate remedial efforts, forming the “Peninsula Restoration Group” or “PRG.” In the fourth quarter 2011, the PRG reached an agreement in principle with a new party, whereby would join the PRG. The PRG is in active negotiations with the EPA for an RIFS AOC for the Standard Chlorine Chemical Company, which was jointly signed with another three potentially responsible parties during May 2013. On-site work began during the fourth quarter of 2013, once EPA approved the work plan.

Pursuant to a request of the DEP, in the second half of 2006, the PRG tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results was submitted to the DEP. DEP requested additional sampling, and the PRG submitted to DEP work plans for additional sampling in January 2009. In March 2012, the PRG received a Notice of Deficiency (“NOD”) letter from DEP. In the NOD, DEP seeks to expand the scope of work that would be required in the Hackensack River under the SRIWP to add both additional sample locations/core segments and parameters. While the PRG acknowledges that it is required to investigate and prevent chrome releases from certain upland sites into the river, the PRG contends that it is has no obligation under the governing ACOs and Consent Judgment to investigate chrome contamination in the river generally. Negotiations between the PRG and the DEP are ongoing.

As of June 30, 2014, there are approximately 140 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the Chemical’s operation until 1976 of one chromite ore processing plant (“Chrome Plant”), the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. OEPA has divided the Painesville Work Site into 20 operable units, including operable units related to groundwater. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific operable units within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects related to investigation, remediation, or operation and maintenance activities for each operable unit within the site, additional amounts will need to be provisioned.

Over fifteen years ago, the former Painesville Works Site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these consolidated financial statements, the site has not been listed. As of June 30, 2014, YPF Holdings Inc. has accrued a total of 145 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its provision as may be necessary.

Other Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, in 2007 the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment were approved, specifying the restoration projects to be implemented. During the first semester of 2011, Tierra negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. The Consent Decree was signed by the parties in January 2013 through which it is agreed to reimburse certain costs incurred by the aforementioned governmental agencies and conducting two restoration projects for a total amount of US$ 0.8 million. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of June 30, 2014, YPF Holdings Inc. has accrued 28 for its estimated share of remediation activities associated with Greens Bayou facility.

In June 2005, the EPA designated Maxus as PRP (Potential Responsible Party) at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site.

In 2007, Maxus signed with four other parties potentially involved, an AOC to conduct RIFS about contamination in the soil, groundwater, as well as in the Kinnickinnic River sediments. Exposure of Maxus at the site appears linked to the period 1966-1973, although there is some controversy about it.

Preliminary Works in connection with the RIFS of this site commenced in the second half of 2006.

On June 6, 2012 the PPR Group submitted a proposed Field Sampling Plan (“FSP”) that included detailed plans for the remaining upland investigation and a phased approach to the sediment investigation. In July 2012, EPA responded to the FSP requiring expanded sediment sampling as part of the next phase of the investigation and additional evaluation for the possible presence of distinct coal and coke layers on parts of the upland portion of the Site. In December 2012, EPA approved the PRP Group’s revised FSP, and the PRP Group commenced upland and sediment investigation activities. The estimated cost of implementing the field work associated with the FSP is approximately US$ 0.8 million.

YPF Holdings Inc. has accrued 4 as of June 30, 2014, for its estimated share of the costs of the RIFS. The main outstanding issue lies in determining the extent of the studies of sediments in the river that may be required. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus on behalf of Occidental, formed a PRP Group to finance and perform an AOC RIFS. The RIFS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 20, 2009. The PRP Group signed a Consent Decree in the second quarter of 2012 which became effective in July, 2012. During the fourth quarter of 2013 the PRP Group completed the design and planning phase, and the remedial actions will take place in 2014. As of June 30, 2014, YPF Holdings has accrued 6 in connection with its obligations for this matter.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of June 30, 2014, YPF Holdings Inc. has accrued approximately 28 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of June 30, 2014, YPF Holdings Inc. has accrued 32 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest.

In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action, additionally, settlement negotiations are ongoing.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current provisions for this matter. Maxus has paid approximately US$ 17 million to Occidental. In March 2012, Maxus paid to OCC US$ 0.6 million covering OCC’s costs for 2010 and 2011, and in September 2012 Maxus paid to OCC an additional US$ 31 thousand for OCC’s costs for the first semester of 2012. Maxus anticipates that OCC’s costs in the future under the Dallas case will not exceed those incurred in the first semester of 2012. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. Additionally, the remaining claims received and refused consist primarily of claims of potential personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, related to this matters, which are currently unknown as of the date of issuance of these consolidated financial statements, and if such claims arise, they could result in additional liabilities for Maxus. As of June 30, 2014, YPF Holdings Inc. has accrued approximately 2 in respect to these matters.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and following post judgment motions, the court entered a decision setting Occidental’s liability at 15.96% of the past and future costs to be incurred by one of the plaintiffs. Maxus appealed this matter. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. Maxus took the position that the exclusion of the evidence should reduce Occidental’s allocation by as much as 50%. The District Court issued its Amended Findings of Fact and Conclusions of Law in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the past and future costs to be incurred by one of the plaintiffs. On behalf of Occidental, Maxus presented an appeal in the first semester of 2011. The U.S. Court of Appeals for the

Fifth Circuit affirmed the District Court’s ruling in March 2012. Maxus paid to the plaintiff, on behalf of Occidental, US$ 2 million in June 2012 covering past costs. The obligation to pay some future costs is still pending. As of June 30, 2014, YPF Holdings Inc. has accrued 7 in respect of this matter.

In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and other third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property. Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs have demanded remediation and other compensation from US$ 159 million to US$ 210 million basing themselves on plaintiff’s experts study. During June 2012, the parties in the case held a court-ordered mediation. Plaintiff sought US$ 30 million from Maxus and two parties which was rejected by the defendants. YPF Holdings presently believes that relatively little remediation activity is merited and intends to vigorously defend the case. Maxus has made appropriate responsive pleadings in the matter, also has requested a change of venue for the treatment of the matter. On June 2013, Maxus signed an agreement with its plaintiffs, in which Maxus has to make installment payments over three years, and by which also forced itself to remediate the site. As of June 30, 2014, YPF Holdings Inc. has accrued approximately 57 in respect to these matters.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. provisioned legal contingences and environmental situations that are probable and can be reasonably estimated.

Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been provisioned based on the best information available as of the date of the issuance of these financial statements.

4. CAPITAL STOCK

The Company’s subscribed capital as of June 30, 2014, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of June 30, 2014, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Until the enforcement of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. (“Repsol”) had a participation in YPF, directly and indirectly, of approximately 57.43% shareholding while Petersen Energía S.A. (“PESA”) and its affiliates exercised significant influence through a 25.46% shareholding.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure. The mentioned Law declared as national public interest and subject to expropriation the Class D Shares of YPF owned by Repsol, its controlled or controlling entities, representing the 51% of YPF’s equity. According to Law 26,741, achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is thereby declared of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation will be distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.

As reported by Repsol to the Buenos Aires Stock Exchange of dated May 7, 2014, Repsol sold to Morgan Stanley & Co. LLC an 11.86% of the YPF’s equity, represented by 46,648,538 Class D ordinary shares. Repsol has ceased to be a shareholder of the Company after such operation.

On April 30, 2014, the General Ordinary and Extraordinary Shareholders’ meeting was held, which has approved the financial statements of YPF for the year ended December 31, 2013 and additionally decided the following in relation with the distribution of earnings of fiscal year ended as of December 31, 2013: (i) to appropriate 200 to a reserve for future acquisition of YPF shares under the “performance and bonus program” mentioned in the Director’s report of the financial statements for the year ended December 31, 2013, giving to the Board of Directors the opportunity to acquire shares when it considers it convenient and to comply with the commitments assumed and to be assumed in relation with the mentioned program; (ii) to appropriate the amount of 4,460 to constitute a reserve for investment in accordance with the article 70, third paragraph of the Law No. 19,550 of Argentine Corporations as amended; and (iii) to appropriate 465 to a reserve for future dividends, empowering the Board of Directors to determine the opportunity of payment in a period which should not exceed the ending of the present fiscal year. On June 11, 2014, the Board of Directors of YPF decided to pay a dividend of $ 1.18 per share, for an amount of 464, which was available to shareholders’ on July 10, 2014.

During the six-month periods ended on June 30, 2014 and 2013, YPF has purchased 183,814 and 445,528 shares issued for an amount of 53 and 36, respectively, to fulfill with the obligations of the share-based benefit plan mentioned in Note 1.b.10.iii). The cost of such purchases is accounted in equity in the “Acquisition cost of treasury shares” account, while the nominal value and the adjustment due to the monetary restatement effect pursuant Previous Argentine GAAP have been reclassified from “Suscribed Capital” and “Adjustment to contributions” accounts to “Treasury shares” and “Adjustment to treasury shares”, respectively.

5. INVESTMENTS IN COMPANIES AND JOINT VENTURES AND OTHER AGREEMENTS

The following table shows in aggregate, considering that none of the companies are individually material, the amount of investments in affiliated companies and joint ventures as of June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013
Amount of investments in affiliated companies accounted for using the equity method	251	213
Amount of investments valued at cost	11	14

Sub-Total participations in affiliated companies and others	262	227

Amount of investments in joint ventures accounted for using the equity method	2,260	1,909

Sub-Total participations in joint ventures	2,260	1,909

Provision for reduction in value of holdings in companies	(12)	(12)

	2,510	2,124

As mentioned in note 1.b.5 and Exhibit I, investments in companies with negative shareholders’ equity are disclosed as “Accounts payable” to the extent that it is YPF’s intention, as of the date of these financial statements, to provide the appropriate financial support in relation to that amount.

The main changes that affected the carrying amount of the investments previously mentioned, during the six-month periods ended on June 30, 2014 and 2013, are the following:

	For the six-month period ended on June 30,
	2014	2013
Amount at the beginning of year	2,124	1,914
Acquisitions and contributions	85	—
Loss from investments accounted for using the equity method	23	133
Dividends declared	(215)	(121)
Translation differences	372	98
Other	121	(118)

Amount at the end of period	2,510	1,906

Exhibit I.b) provides information of investments in companies.

The following table shows the main magnitudes of income/(loss) from the investments in companies, calculated according to the equity method, for the six-month periods ended on June 30, 2014 and 2013 (see Exhibit I). YPF has made adjustments, where applicable, to the amounts reported by such companies in order to conform with the accounting principles used by such companies to those used by the Company:

	Affiliated companies		Joint ventures
	2014	2013	2014	2013
Net income (loss)	(158)	116	181	17
Other comprehensive income	14	4	358	93

Comprehensive income for the period	(144)	120	539	110

Additionally, as mentioned in Note 1.a), the Company participates as of June 30, 2014, in Joint Operations which give to the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contracts. Interest in such Joint Operations have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in Joint Operations have been calculated based upon the latest available financial statements as of the end of each period or year, taking into consideration significant subsequent events and transactions as well as information available to the Company’s Management. Exhibit II includes a detail of the most significant Joint Operations in which the Company participates, indicating the nature of its operations.

The exploration and production joint operations and other agreements in which YPF participates allocate the hydrocarbon production to each partner based on the ownership interest, consequently such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

The assets and liabilities as of June 30, 2014 and December 31, 2013, and expense for the six-month periods ended on June 30, 2014 and 2013, of the Joint Operations and other agreements are as follows:

	As of June 30, 2014	As of December 31, 2013
Noncurrent assets	16,209	9,472
Current assets	1,606	661

Total assets	17,815	10,133

Noncurrent liabilities	2,487	2,342
Current liabilities	2,986	1,247

Total liabilities	5,473	3,589

	For the six-month periods ended on
	June 30, 2014	June 30, 2013
Production cost	3,328	2,157
Exploration expenses	304	39

Acquisitions in joint operation contracts:

•	On January 31, 2014, YPF acquired Petrobras Argentina S.A.’s 38.45% interest in the joint operation contract Puesto Hernández signed between both companies for the exploitation of the Puesto Hernández area (the “Area”). The Area is an exploitation concession located in the Provinces of Neuquén and Mendoza. YPF is the holder of the concession until 2027, which is operated under the aforementioned joint operation contract which expires on June 30, 2016 and will be early terminated. Now YPF owns 100% interest in the Area, and has become the operator. Puesto Hernández currently produces over 10,000 barrels per day of light crude oil (Medanito quality). The transaction was completed for the amount of US$ 40.7 million. By becoming the operator of the Area, YPF will be able to accelerate its investments plans to optimize the Area’s production potential until 2027. The amount paid was mainly classified as fixed assets.

•	On February 7, 2014, YPF acquired Potasio Rio Colorado S.A.’s 50% interest in the joint operation contract, Segment 5 Loma La Lata – Sierra Barrosa (known as “Lajas” formation) signed by YPF and Potasio Rio Colorado S.A. for the exploitation of the Lajas formation concession area (the “Area”). The Area is an exploitation concession, located in the Province of Neuquén. YPF is the holder of the concession which expires in 2027. Exploitation of the Area was conducted under the aforementioned joint operation contract. The terms of the joint operation contract provided that it would expire upon the earlier of the expiration of the concession or the early termination of any agreement or contract that granted the right to continue exploiting the Area. As a result of the termination of the joint operation contract YPF will own 100% interest in the Area. The consideration for the transaction was US$ 25 million. The amount paid was mainly classified as fixed assets.

6. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Company with respect to their purpose and conditions.

The information detailed in the tables below shows the balances with joint ventures and affiliated companies as of June 30, 2014 and December 31, 2013 and transactions with the said parties for the six-month periods ended June 30, 2014 and 2013.

	June 30, 2014				December 31, 2013
	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable
	Current	Current	Non Current	Current	Current	Current	Non Current	Current
Joint ventures:
Profertil S.A.	89	5	—	41	23	2	—	34
Compañía Mega S.A. (“Mega”)	360	12	—	28	489	7	—	28
Refinería del Norte S.A. (“Refinor”)	142	15	—	2	79	15	—	4
Bizoy S.A.	—	10	—	—	—	12	—	—

	591	42	—	71	591	36	—	66

Affiliated companies:
Central Dock Sud S.A.	111	6	603	—	109	5	484	2
Oleoductos del Valle S.A.	—	—	—	13	—	—	—	8
Terminales Marítimas Patagónicas S.A.	—	—	—	27	—	—	—	19
Oleoducto Trasandino (Argentina) S.A.	—	—	—	2	—	—	—	1
Gasoducto del Pacífico (Argentina) S.A.	—	—	—	13	—	—	—	13
Oiltanking Ebytem S.A.	—	3	—	21	—	—	—	20

	111	9	603	76	109	5	484	63

	702	51	603	147	700	41	484	129

	2014			2013
	Revenues	Purchases and Services	Interest and fees gained (lost), net	Revenues	Purchases and Services	Interest and fees gained (lost), net
Joint ventures:
Profertil S.A.	130	120	—	64	68	—
Mega	1,246	95	—	874	174	—
Refinor	395	48	—	251	37	—
Bizoy S.A.	5	—	—	—	—	—

	1,776	263	—	1,189	279	—

Affiliated companies:
Central Dock Sud S.A.	157	—	6	94	35	8
Pluspetrol Energy S.A.(1)	—	—	—	142	40	—
Oleoductos del Valle S.A.	—	78	—	—	28	—
Terminales Marítimas Patagónicas S.A.	—	91	—	1	44	—
Oleoducto Trasandino (Argentina) S.A.	—	7	—	—	5	—
Gasoducto del Pacífico (Argentina) S.A.	—	40	—	—	23	—
Oiltanking Ebytem S.A.	—	67	—	—	52	—

	157	283	6	237	227	8

	1,933	546	6	1,426	506	8

(1)	Balances and operations are disclosed up to the corresponding business combination (see Note 13).

Additionally, in the normal course of business, and taking into consideration that YPF is the largest oil and gas company in Argentina, its client/suppliers’ portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related Party Disclosures”, among the major transactions referred to above the most important are the provision of fuel oil to CAMMESA, to be used in thermal power plants, and the purchases of energy from CAMMESA by YPF, and the provision of electricity to CAMMESA and purchases of fuel oil by YPF Energía Eléctrica (revenues and purchases for the six-month periods ended on June 30, 2014, amounted to 3,358 and 483, respectively, and on June 30, 2013 amounted to 691 and 328, while the net balance as of June 30, 2014 and December 31, 2013 was a receivable of 284 and 455, respectively); the regasification service provided to ENARSA in the regasification projects of GNL in Escobar and Bahía Blanca and the purchase of natural gas from ENARSA, which ENARSA imports from Bolivia and crude oil (the operations for the six-month periods ended on June 30, 2014 amounted to 725 and 302, respectively, and on June 30, 2013 amounted to 578 and 233, respectively, while the net balance as of June 30, 2014 and December 31, 2013, was a receivable of 991 and 430, respectively); the provision of jet fuel to Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A. (the operations for the six-month periods ended on June 30, 2014 and 2013 amounted to 1,182 and 609, respectively, while the net balance as of June 30, 2014 and December 31, 2013, was a receivable of 146 and 104, respectively); the benefits of the incentive scheme for the Additional Injection of natural gas (see “Gas agreement” in Note 11.c) with the Department of Federal Planning Investment and Services (the operations for the six-month period ended on June 30, 2014 and 2013 amounted to 3,575 and 1,637, while the net balance as of June 30, 2014, and December 31, 2013, was a receivable of 3,602 and 1,787, respectively) and the compensation for providing gas oil to public transport of passengers at a differential price with the Argentine Secretariat of Domestic Commerce (the operations for the six-month period ended on June 30, 2014 and 2013 amounted to 1,600 and 1,034, respectively, while the net balance as of June 30, 2014 and December 31, 2013 was a receivable of 194 and 116, respectively). Such transactions are generally based on medium-term agreements and are provided according to general market or regulatory conditions, as applicable. Additionally, the Company has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 2.i) of these consolidated financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident occurred in Refinería La Plata in April, 2013 (for further detail see Note 11.b).

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) with which YPF carries out transactions in connection with the above mentioned investment agreement (for further detail see Note 11.c).

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice-presidents (managers with executive functions appointed by the Board of Directors), for the six-month periods ended June 30, 2014 and 2013:

	2014(1)	2013(1)
Employee benefits (short-term)	65	36
Shared-based benefits	21	14
Post-retirement benefits	2	1
Other long-term benefits	—	—

	88	51

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned periods.

7. BENEFIT PLANS AND OTHER OBLIGATIONS

Following is disclosed the information about pension plans and other obligations of YPF Holdings Inc. The last actuarial evaluation for the plans mentioned above was made as of December 31, 2013.

Defined-benefit obligations

	As of June 30, 2014	As of December 31, 2013
Net present value of obligations	234	190
Fair value of assets	—	—
Deferred actuarial losses	—	—

Recognized net liabilities	234	190

Changes in the fair value of the defined-benefit obligations

	For the six-month period ended June 30,
	2014	2013
Liabilities at the beginning of the year	190	152
Translation differences	42	22
Interest costs	5	2
Benefits paid, settlements and amendments	(3)	(6)

Liabilities at the end of the period	234	170

Changes in the fair value of the plan assets

	For the six-month period ended June 30,
	2014	2013
Fair value of assets at the beginning of the year	—	—
Employer and employees contributions	3	6
Benefits paid and settlements	(3)	(6)

Fair value of assets at the end of the period	—	—

Amounts recognized in the Statement of Income

	For the six-month period ended June 30,
	2014	2013
Service costs	—	—
Interest costs	(5)	(2)
Gains (Losses) on settlements and amendments	—	—

Total recognized as expense of the period	(5)	(2)

Actuarial assumptions

	2014	2013
Discount rate	3.25-3.9%	2.5-3.0%
Expected return on assets	N/A	N/A
Expected increase on salaries	N/A	N/A

Expected employer’s contributions and estimated future benefit payments for the outstanding plans are:

Expected employer’s contributions during 2014	18
Estimated future benefit payments are as follows:
2014	18
2015	17
2016	16
2017	15
2018 – 2075	57

The weighted average duration used in the estimation of future payments was between 6.5 and 7.5.

The Company has performed a sensitivity analysis related to variations of 1% in the discount rate and in the trend of medical costs for the mentioned plans, without having, such changes, a significant effect in the liability recognized or net income for the period.

For additional information about other existing benefit plans, see Note 1.b.10).

8.	OPERATING LEASES

As of June 30, 2014, the principal contracts related to operating leases include:

•	Leasing of production equipment used in fields and equipment for natural gas compression, whose contracts have an average duration of 3 years with an option to renew for an additional year and for which contingent payments are calculated based on a rate per unit of use (pesos per hour/day of use).

•	Leasing of vessels and barges for the transportation of hydrocarbons, whose contracts have an average duration of 5 years and for which contingent payments are calculated based on a rate per unit of use (pesos per hour/day of use).

•	Leasing of land for the installation and operation of service stations, whose contracts have an average duration of approximately 10 years and for which contingent payments are calculated based on a rate per unit of estimated sales of fuel.

Expenses recognized for the six-month periods ended June 30, 2014 and 2013, related to operating leases amounted to approximately 2,837 and 1,679, respectively, comprising of 1,016 and 807 of minimum payments, and 1,821 and 872 to contingent payments, which have been recorded in the “Rental of real estate and equipment” and “Operation Services and other Service Contracts” accounts.

As of June 30, 2014, the estimated future payments related to these contracts are:

	Within 1 year	From 1 to 5 years	Over 6 years
Estimated future payments	3,845	2,839	209

9. EARNINGS PER SHARE

As of the date of issuance of these financial statements, YPF has not issued equity instruments that give rise to potential ordinary shares (considering the Company’s intention of settling the share-based benefit plans through treasury shares purchases). As a result, the calculation of diluted earnings per share coincides with the basic earnings per share.

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	For the six-month period ended June 30,		For the three-month period ended June 30,
	2014	2013	2014	2013
Net income	4,407	1,793	1,526	535
Average number of shares outstanding	392,364,997	393,238,538	392,335,030	393,164,284
Basic and diluted earnings per share (pesos)	11.23	4.56	3.89	1.36

Basic and diluted earnings per share are calculated as shown in Note 1.b.14.

10. INCOME TAX

The calculation of the income tax expense accrued for the six-month and three-month periods ended June 30, 2014 and 2013 is as follows:

	For the six-month period ended June 30,		For the three-month period ended June 30,
	2014	2013	2014	2013
Current income tax	3,030	2,003	2,891	1,159
Deferred income tax	6,498	668	460	42

	9,528	2,671	3,351	1,201

The reconciliation of pre-tax income included in the consolidated statement of comprehensive income, at the statutory tax rate, to the income tax as disclosed in the consolidated statements of comprehensive income for the six-months periods ended June 30, 2014 and 2013, respectively, is as follows:

	2014	2013
Net income before income tax	13,858	4,455
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(4,850)	(1,559)
Effect of the valuation of fixed assets and intangible assets measured in functional currency	(7,936)	(1,936)
Exchange differences	4,400	1,088
Effect of the valuation of inventories measured in functional currency	(915)	(234)
Loss from investments in companies	8	46
Non-taxable income—Law No. 19,640 (Tierra del Fuego)	7	12
Tax loss carry forwards	—	(36)
Miscellaneous	(242)	(52)

Income tax expense	(9,528)	(2,671)

The Company did not recognize deferred income tax assets amounting to 3,251 and 978 as of June 30, 2014 and December 31, 2013, respectively, from which 1,587 and 559 correspond to taxable temporary differences not recoverable, and 1,664 and 419 correspond to tax loss carry forwards from certain subsidiaries, since they do not meet the recognition criteria set forth under IFRS. From the tax loss carry forwards above mentioned, as of June 30, 2014, 1,632 will expire between the years 2017 and 2031 and 32 have an indefinite carry forward.

The composition of the Company’s deferred income tax assets and liabilities as of June 30, 2014, and December 31, 2013, is as follows:

	June 30, 2014		December 31, 2013
Deferred tax assets
Nondeductible provisions and other liabilities	2,018		1,723
Tax loss and other tax credits	52		45
Miscellaneous	68		115

Total deferred tax assets	2,138		1,883

Deferred tax liabilities
Fixed assets	(19,583)		(11,659)
Miscellaneous	(1,751)		(1,649)

Total deferred tax liabilities	(21,334)		(13,308)

Net deferred tax liability	(19,196	)(1)	(11,425)

(1)	Includes 1,241 arising from the business combinations as detailed in Note 13 and 32 corresponding to translation effect.

As of June 30, 2014 and December 31, 2013, 98 and 34, respectively, had been classified as deferred income tax assets and 19,294 and 11,459, respectively, as deferred income tax liabilities arising from the deferred income tax net balance of each individual company that take part in these consolidated financial statements.

As of June 30, 2014 and December 31, 2013, the reasons that generated charges into the “Other Comprehensive Income” did not generate temporary differences.

11.	CONTINGENT LIABILITIES, CONTINGENT ASSETS, CONTRACTUAL COMMITMENTS, MAIN REGULATIONS AND OTHERS

a) Contingent liabilities

The Company has the following contingencies and claims, individually significant, that the Company’s management, in consultation with its external counsels, believes have possible outcome. Based on the information available to the Company, including the amount of time remaining before trial among others, the results of discovery and the judgment of internal and external counsel, the Company is unable to estimate the reasonably possible loss or range of loss on certain matters referred to below:

•

Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these consolidated financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been answered by the plaintiff, and the claim is pending resolution. On December 13, 2011, the Supreme Court suspended the proceeding for 60 days and ordered YPF and the plaintiff to present a schedule of the meetings that would take place during such suspension, authorizing the participation of the remaining parties and third parties. ASSUPA reported the interruption of the negotiations in the claim and the CSJN declared finalize the 60 days period of suspension property ordered.

Additionally it should be noted that the Company has become aware, however it had not been notified, of three other legal claims brought by ASSUPA against: i) concessionaires of the areas of Golfo San Jorge Basin, ii) concessionaires of the areas of Austral basin and iii) concessionaries of the areas of Noroeste basin. The Company, in case of being notified, expects to answer according to legal terms and the arguments of defence that may correspond to the case.

•	Dock Sud environmental claims: A group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) (“ACUMAR”) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”). YPF has been notified of certain resolutions issued by ACUMAR, by virtue of which YPF has been requested to present an Industrial Reconversion Program, in connection with certain installations of YPF. The Program has been presented although the Resolutions had been appealed by the Company;

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviours for the reparation of the environmental damage will continue before the CSJN.

•	Environmental claims in La Plata: YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbours of La Plata refinery on June 29, 1999, described in Note 3 of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap.

With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

In addition to the information mentioned above, YPF has entered into an agreement with the OPDS in connection with the claims of the channels adjacent to the La Plata refinery, which is described in Note 3—“La Plata and Quilmes environmental claims”.

•	Other environmental claims in Quilmes: YPF has been notified of a complaint filed by neighbours of Quilmes city, province of Buenos Aires, claiming approximately 262 for compensation for personal damages. Considering the phase of the trial, the evidence available to the date, and the preliminary judgment of internal and external legal advisors, YPF is unable to reasonably estimate the possible loss or range of loss related to this complaint.

•	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Article 29 of Law No. 25,156 of Antitrust Protection, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with article 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with article 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, on January 11, 2012, the Argentine Secretariat of Transportation filed with the CNDC a complaint against five oil companies (including YPF), for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consists of selling bulk diesel fuel to public bus transportation companies at prices higher than the price charged in service stations. According to the provisions of Article 29 of the Antitrust Law, YPF has submitted appropriate explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has adjusted its behaviour at all times with current regulations and that it did not set any discrimination or abuse in determining prices.

In addition, the Company is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

•	Users and Consumers’ Association claim: The “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 540), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defences) since, at the date of the extension of the claim, the two-year limit had already elapsed. On August 6, 2009, the evidence production period commenced and the evidence is now produced. Once certified that fact by the Court, a decision will be issued.

•	Agreement with Repsol S.A. and others:

Law No. 26,741 of Hydrocarbon Sovereignty, declared of public utility and subject to expropriation the 51% of the shares of YPF, owned directly or indirectly by Repsol S.A., its main shareholders and its subsidiaries. Further, the mentioned law established the temporary occupation of the shares reached by it, following the procedures set forth in Law No. 21,499. On February 25, 2014, the Government of the Argentine Republic and Repsol S.A. (“Repsol”) achieved an agreement (here in after, the “Agreement”) in relation to the expropriation compensation of 200,589,525 YPF’s Class “D” shares in conformity with Law No. 26,741, under the framework of Law No. 21,499 of Expropriation. In conformity with such law the Ministry of the Economy and Finance of the Nation signed the document whereby Repsol agrees to accept a payment of US$ 5,000 million in sovereign bonds as compensation for the expropriation. The Agreement involves the withdrawal of judicial and arbitral claims filed by Repsol – including the ones against YPF – and a waiver for further claims. On February 27, 2014, the Argentine Republic and Repsol signed the Agreement. Additionally, on February 27, 2014, YPF and Repsol executed an arrangement (the “Arrangement”) whereby, mainly, the parties reciprocally withdraw, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the Arrangement derived from the declaration of public interest and subjection to expropriation of the YPF’s shares, owned by Repsol, pursuant to Law No. 26,741, the intervention, temporary takeover of public utility declared shares and management of YPF.

Likewise, the parties have agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them, and to grant a series of mutual indemnities subject to certain conditions.

The Arrangement will be enforced on the day following to the date on which Repsol notifies YPF that the Agreement signed between Repsol and the Government of the Argentine Republic has been enforced.

On March 28, 2014 the Stockholders’ general meeting of Repsol approved the Agreement.

Meanwhile, through the enactment of Law No. 26,932 was declared fulfilled the objective of Articles 7, 11 and 12 of Law No. 26,741, and Article 12 of Law No. 21,499, and consequently, it was confirmed the Agreement.

Law No. 26,932 was enacted by the National Executive Branch, through the issuance of Decree No. 600/2014 (BO 04/28/2014).

Finally, on May 8, 2014, YPF has been notified of the enforcement of the Agreement.

Additionally, the Company has received other labour, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these consolidated financial statements, has assessed them to be possible contingencies.

b) Contingent assets

•	On April 2, 2013, the facilities of YPF in the La Plata refinery were hit by a severe and unprecedented storm, which caused a fire and consequently affected the Coke A and Topping C units in the refinery. These incidents temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/d through the commissioning of two distillation units (Topping IV and Topping D). Coke A unit is out of service permanently and Topping C unit was launched back in late May, after a technical and human effort of great relevance. As a consequence, YPF continues with the settlement process of the incident with the insurance company.

Based on the documentation provided to the insurance adjuster appointed by reinsurers, and after their analysis, in November 2013 YPF requested an advanced payment on account of the total compensation that will result from this process of US$ 300 million. This advance was accepted, recognized and paid by the reinsurers and, consequently, was recorded in YPF’s statement of comprehensive income for the year ended on December, 31, 2013. Likewise, YPF continues with the settlement process of the claim. For some subsequent periods, presentations to the insurers had been submitted. Consequently a second partial payment of US$ 130 million has been request, this payment will be collected in the next quarter of 2014. The loss of profit coverage period for this incident will be extent until January 16, 2015.

During the six-month period ended on June 30, 2014, complying with accounting standards, the Company has accounted an income of 1,127, that were recorded in the statement of Comprehensive income, under the captions “revenues” and “Cost of sales”, depending on the nature of the claimed concept.

•	Cerro Divisadero: On March 21, 2014 a fire incident damaged the facilities of Oil Treatment Plant of Cerro Divisadero in Mendoza, belonging to the North Mendoza business, located 59 kilometres south from Malargüe city. In the mentioned facilities crude oil production from the fixed assets located in North Malargüe and South Malargüe was treated. As a consequence of the incident the facilities were almost completely unusable with the corresponding production loss.

The incident was reported to the corresponding insurers and reinsurers and at the present time YPF is in the process of evaluation of the costs of rebuilding the Oil Treatment Plant as well as the loss of production.

c) Contractual commitments, main regulations and others:

•	Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to the income of the year in which they were identified.

In this order, the Company has renegotiated certain natural gas export contracts, and has agreed, between others, to limit compensations only in case of interruptions and/or suspension of deliveries from any cause, except physical force majeure. Also, the Company has agreed to make investments and export gas to temporarily import certain final products. As of the date of issuance of these financial statements, the Company is fulfilling the agreed commitments mentioned above. To the extent that the Company does not comply with such agreements, we could be subject to significant claims, subject to the defences that the Company might have.

•	The Company is committed with third parties under commercial contracts to purchase services and goods (such as LPG, electricity, gas, oil and steam), which as of December 31, 2013 amounted to 14,008. Additionally, there are commitments to carry out exploration activities and to make certain investments and expenditures until the expiration of some of the Company’s concessions that amounted to 101,189 as of December 31, 2013, which includes the commitments for concessions extensions mentioned in the paragraphs above.

•	Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 3), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription. On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1,410/2010 that approves the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programming do not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogramming and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly liable for all producers in case any producer supplies natural gas in a deficient way. YPF has challenged the validity of Resolution No. 1,410/2010.

On November 8, 2011, ENARGAS published Resolution No. 1,982, which supplements Decree No. 2,067 of November 27, 2008, which had created a fiduciary fund to finance natural gas and other imports necessary to complement the natural gas injection required to satisfy the internal demand. This Resolution adjusts the tariff charges established by Executive Decree No. 2,067/08 and extends the type of users reached by the tariff adjustment, including users in the residential segment and gas processing and electric generation companies, among others, which has impacted on the operations of the Company and, very significantly in some companies under joint control, all of which have appealed against such resolution. In particular, the impact that the application of the tariff charge mentioned has on the operations of Mega is so significant that, if the situation is not solved in favour of Mega, it could have serious difficulties in the future to continue its activity. These consolidated financial statements do not include any adjustments related to the recoverability of the assets of Mega which could be accrued on the assumption that it would cease its activity. This measure applies to consumptions that were made since December 1, 2011. On November 24, 2011, ENARGAS issued Resolution No. 1,991, which extends the type of users that will be required to pay tariff charges. YPF has challenged the validity of such resolutions. YPF has appealed these rulings. On April 13, 2012, a preliminary induction was granted in relation with the processing plant El Portón, suspending the effects of such resolutions with respect to the mentioned plant. On April 7, 2014 SE Resolution No. 226/2014 was issued, this resolution established a new wellhead crude oil price, for each basin, aimed for the sales of natural gas to the residential and commercial business segments of the complete service that in a two-month/one-month period: (i) make a natural gas consumption with a higher saving than a 20% in respect of the same two-month/one month period from the prior year; (ii) make a natural gas consumption saving between 5% and 20% % in respect of the same two-month/one month period from the prior year. Also, new prices per basin are established for the complete service users from Camuzzi Gas del Sur area, attending to the climatic implications that arise in the south area of the country.

•

Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/07 of the Secretariat of Energy empowered the

National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfilment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/2006 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule No.168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

On January 26, 2012, the Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby (i) YPF and other four oil companies were required to sell diesel oil to public bus transportation companies at a price not higher than the retail price charged on its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has appealed that resolution. On February 16, 2012, YPF filed with the CNDC an appeal against Resolution No. 6/2012, for submission to the Civil and Commercial Federal Court of Appeals of Buenos Aires city. Meanwhile, on March 2, 2012, YPF has challenged this Resolution and requested a preliminary injunction against its validity. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended, until the appeal is judicially solved. Against that preliminary injection, the Argentinian Federal Government presented an extraordinary federal appeal, which has not yet been served to YPF.

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell Compañía Argentina de Petróleo, S.A. and ESSO Petrolera Argentina S.R.L were ordered to supply jet fuel for domestic and international air transport at a price net of taxes not to exceed 2.7% of the price net of taxes of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The abovementioned resolution benefits companies owning aircraft that operate in the field of commercial passenger or commercial passenger and cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Secretary of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce indicated that it considered convenient to implement a price surveillance system to be implemented by the CNDC. YPF has challenged such resolution, which will be reviewed by a court. The Civil and Commercial Federal Court granted the appeal filed by YPF with suspensive effect, consequently the effects of Resolution No. 17/2012 were suspended until the legality or illegality of the Resolution is solved. Subsequently, the Argentinian Federal Government filed a federal extraordinary appeal, and YPF answered it. To date, the court granted the extraordinary appeal but has not yet been submitted to the supreme court.

On August 31, 2012, YPF was notified of the judgment of the mentioned Court, which declared the nullity of Resolution No. 17/2012, based on the lack of jurisdiction of the Argentine Secretariat of Domestic Commerce to issue a measure of that nature.

Decree No. 1,189/2012 of the National Executive Power, dated July 17, 2012, established that the jurisdictions and entities of the National public Sector included in section 8, subsection a) of Law No. 24,156 (National Administration, formed by the central administration and the decentralized agencies including the social insurance institutions) must contract with YPF the provision of fuels and lubricants for the fleet of official cars, boats and aircrafts, except in those cases which have the prior authorization of the Chief of the Cabinet of Ministers.

•	Regulatory requirements established by Decree No. 1,277/2012: On July 25, 2012, the executive decree of Law No. 26,741, Decree No. 1,277/2012, was published, creating the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic”. Among other matters, the mentioned decree establishes: the creation of the National Plan of Investment in Hydrocarbons; the creation of the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons (the “Commission”), which will elaborate on an annual basis, within the framework of the National Hydrocarbon Policy, the National Plan of Investment in Hydrocarbons; the National Registry of Investments in Hydrocarbons in which the companies undertaking activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels will have to register; and the obligation for the registered companies to provide their Plan of Investments every year before September 30, including a detail of quantitative information in relation to the activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels according to each company. Additionally, the mentioned companies will have to provide their plans in relation to the maintenance and increase of hydrocarbons reserves, including: a) an investment in exploration plan; b) an investment plan in primary hydrocarbons reserves recovery techniques; and c) an investment plan in secondary hydrocarbons reserves recovery techniques, which will be analyzed by the Commission; the Commission will adopt the promotion and coordination measures that may consider necessary for the development of new refineries in the National Territory, that may allow the growth in the local processing capacity in accordance with the aims and requirements of the National Plan of Investment in Hydrocarbons; in relation to prices, and accordingly to the Decree, for the purpose of granting reasonable commercial prices, the Commission will determine the criteria that shall govern the operations in the domestic market. In addition, the Commission will publish reference prices of each of the components of the costs and the reference prices for the sale of hydrocarbons and fuels, which will allow to cover the production costs attributable to the activity and to reach a reasonable margin of profit. Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17,319; the nullity or expiration of the concessions or permits. Moreover, the mentioned Decree abrogates the dispositions of the Decrees No. 1,055/89, 1,212/89 and 1,589/89 (the “Deregulation Decrees”) which set, among other matters, the right to the free disposition of hydrocarbon production.

•	Other regulatory requirements: During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

•	Refining and Petroleum Plus Programs: Decree No. 2,014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and production. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports withholdings. In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy.

During February 2012, by Note No. 707/2012, supplemented by Note No. 800/2012, both issued by the Secretariat of Energy, YPF was notified that the benefits granted under the “Refining and Petroleum Plus” programs had been temporarily suspended. The effects of the suspension also apply to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension are that the programs had been created in a context where domestic prices were lower than prevailing prices and that the objectives of those programs had already been achieved. On March 16, 2012, YPF has challenged this temporary suspension.

•	Repatriation of foreign exchange: During October, 2011, Decree No. 1,722/2011 was published and became effective as from such date. The mentioned decree provides that total export collections from operations by producers of crude oil or its derivatives, natural gas and liquefied gas, and companies which aim to develop mining projects, must be liquidated in the single and free-exchange market in accordance with the provisions of Article No. 1 of Decree No. 2,581 of April 10, 1964 (see Decree No. 929/2013 below).

•	Investment Promotion Regime for the Exploitation of Hydrocarbons—Decree No. 929/2013: the Decree No. 929/2013 provides the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both conventional and unconventional, which will apply throughout the territory of the Republic of Argentina. Companies submitting “Investment Projects for the Exploitation of Hydrocarbons” (the “Project”) with the Commission, for its approval and inclusion in the Promotion Regime, must hold exploration permits and/or exploitation concessions granted by the Federal Government and/or the Provinces. If the company does not hold exploration permits and/or exploitation concessions, it must operate associated with a company that does hold such permit or concession rights, be duly registered at the “National Register of Hydrocarbons Investments” created by Federal Decree 1,277/2012, have submitted the “Annual Investment Plan” established by Federal Decree 1,277/2012 and the Project must involve the performance of a direct investment in foreign currency for an amount not lower than US$ 1 billion, calculated at the time of submission of the Project and to be invested during the first five years of the Project. The beneficiaries of the Promotion Regime shall enjoy in terms of Law N° 17,319 the following benefits: (i) from the 5th year of the start-up of their respective ‘Investment Projects for the Exploitation of Hydrocarbons’, the right to freely market abroad the 20% of the oil and gas produced in their Projects, at 0% export tax rate, (ii) the right to maintain abroad all the foreign currency proceeds of the aforementioned oil and gas exports, provided that, as a result of the relevant investment project, at least US$ 1 billion are transferred to the Argentine financial market; (iii) in periods in which domestic production of hydrocarbons is insufficient to cover domestic needs, the beneficiaries shall, from the 5th year of the start-up of their respective projects, be entitled to obtain, in relation to the 20% of oil and gas production that cannot be exported, a price not lower than the reference export price.

Additionally, the Decree creates the figure of the “Concession for the Unconventional Exploitation of Hydrocarbons”, which involves the extraction of liquid and/or gaseous hydrocarbon by unconventional stimulation techniques applied in fields located in geological formations of shale or slate rocks (shale gas or shale oil), tight sands (tight sands, tight gas, tight oil), coal seams (coal bed methane) and/or characterized, in general, by the presence of low-permeability rocks. The Decree recognizes that, in accordance with the provisions of Law No. 17,319, the companies that holds exploration and/or exploitation concessions, which were included in the Promotional Regime, will have the right to request a “Concession for the Unconventional Exploitation of Hydrocarbons”. Also the holders of a “Concession for the Unconventional Exploitation of Hydrocarbons”, may request the consolidation of an adjacent area held by the same title holders as a single “Concession for the Unconventional Exploitation” insofar they can establish the geological continuity of the adjacent areas.

•	Natural Gas Agreement: On December 2012, YPF and other gas producing companies of Argentina agreed with the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments (the “Commission”) to establish an incentive scheme for the Additional Injection (all gas injected by the companies above certain threshold) of natural gas. On February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program”. Under this regulation, gas producing companies were invited to file Projects for increasing Total Natural Gas Injection (“the projects”) to the Commission, in order to receive an Increased Price of 7.5 US$/MBTU for all gas injected above certain threshold (Additional Injection). The Projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to approval consideration by the Commission. The Projects have a maximum term of five (5) years, renewable at the request of the beneficiary, and subject to the decision of the Commission. If the beneficiary company, for certain month, does not reach the compromised production increase of its project, approved by the Commission, it will have to compensate its failure to achieve the minimum total injection committed in such Project.

•	Price Reporting Regime: By Resolution No. 29/2014 the Secretary of Trade approved a “Price Reporting Regime” whereby all manufacturing companies of inputs and final goods with total annual sales in the domestic market above 183 in 2013 are bound to report, on a monthly basis, the current prices of all of their products to the said Secretariat.

This obligation also applies to all companies distributing and commercializing inputs and final goods with total annual sales in the domestic market above 250 over a one year-term.

Also, by Decision No. 6/2014 the Undersecretary of Domestic Trade created the IT System for the Price Reporting Regime (“SIRIP” pursuant to its initials in Spanish), which will be available at the http://www.mecon.gov.ar/comercio interior.

•	CNV new regulatory framework: Through Resolution No. 622/2013, dated September 5, 2013, the CNV approved the Resolutions (N.T. 2013) applicable to the companies subject to its oversight, pursuant to the Capital Market Law No. 26,831, and regulatory Decree No. 1,023, dated August 1, 2013. Such Resolution abrogates CNVs’ prior regulations (N.T. 2001 and amendments) and the general Resolutions No. 615/2013 and No. 621/2013, as from the effectiveness of Resolutions (N.T. 2013).

•	Agreements of extension of concessions

•	Neuquén: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency Law.

Additionally, in 2008 and 2009, YPF entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions YPF undertook the following commitments, among others, upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement and iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions;

On July 24, 2013, in order to make feasible the implementation of a non-conventional hydrocarbons project, YPF and the Province of Neuquén signed an Agreement under which the Province of Neuquén agreed to (i) separate from the Loma La Lata – Sierra Barrosa exploitation concession a surface area of 327.5 km2; (ii) incorporate such separated surface area into the surface area of the Loma Campana exploitation concession, forming a surface area of 395 km2 and (iii) extend the Loma Campana exploitation concession for a term of 22 years starting from the date of its expiration (until November 11, 2048). The commitments made by the Company are as follows: i) payment of US$ 20 million in consideration for the effect that the separation of surface from the Area Loma La Lata—Loma Campana has on the conventional production, payable within 15 days of the legislative ratification of the Agreement; (ii) payment of US$ 45 million on the Corporate Social Responsibility concept, payable during the years 2013/2014/2015; (iii) payment of 5% on the investment project profits after taxes, applicable as from December 2027; (iv) 50% reduction, as from August 2012, of the subsidy applicable to the price of natural gas for the Methanol Plant according to the terms of the Commitment Act of 1998 signed between the Company and the Province of Neuquén; (v) the Company undertakes to make an investment of US$ 1 billion within a period of 18 months beginning on July 16, 2013; and vi) YPF commits to prioritize the recruitment of labor, suppliers and services based in Neuquén. The Province of Neuquén also agrees: i) not to apply Extraordinary Income (Windfall Profits) or Extraordinary Production Taxes and to maintain a 12% rate for hydrocarbon royalties; (ii) to apply a Turnover Tax rate not higher than 3% to the revenue generated in the Loma Campana concession; and (iii) to set the total sum of US$ 1,240 million as the tax base for Stamps Tax purposes. The Agreement was approved by Decree No. 1,208/13 and Law N° 2,867.

•	Mendoza: In April 2011, YPF entered into an agreement with the province of Mendoza to extend for 10 years the term of certain exploitation concessions, and the transportation concessions located in the province, from the expiration of the original terms of the grant.

By signing the memorandum of agreement, YPF assumed certain commitments within which includes: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately US$ 135 million, on the date specified in the agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas included in the agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the agreement; and; (iv) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order to fund the purchase of equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the agreement, among others.

•	Santa Cruz: During November, 2012, YPF entered into an agreement with the province of Santa Cruz to extend for 25 years the term of certain exploitation concessions, from the expiration of their original terms.

By signing the memorandum of agreement, YPF assumed certain commitments within which include: (i) to make initial payments to the province of Santa Cruz in an aggregate amount of approximately of US$ 200 million, on the date specified in the agreement; (ii) to pay the province of Santa Cruz a Production Royalty of 12% plus an additional of 3% over the production of conventional hydrocarbons; (iii) to pay the province of Santa Cruz a Production Royalty of 10% over the production of unconventional hydrocarbons; (iv) make certain investments on the exploitation concessions, as stipulated in the agreement; (v) carry out exploration activities in the remaining exploration areas; (vi) to contribute with social infrastructure investments within the province of Santa Cruz in an amount equivalent to 20% of the amount of the extension royalty; (vii) define and prioritize a remediation plan of environmental liabilities with reasonable technical criteria and the extent of remediation tasks within the term of the concessions.

•	Salta: On October 23, 2012, YPF entered into an agreement with the province of Salta to extend for 10 years the original term of certain exploitation concessions from the expiration of their original terms. YPF and associated signatory companies (Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma SAAI) by signing the Memorandum of Agreement took, among others, the following commitments: (i) conducting in area Aguaragüe, on the dates indicated in the agreement and during the first two years, the following investments: a minimum amount in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of US$ 36 million, (ii) YPF and each of the associated signatory companies will recognize for the province a special extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in art. 59 and 62 of Law 17,319, (iii) YPF and each of the associated signatory companies will recognize for the province an additional payment to the special extraordinary contribution, only when conditions of extraordinary income are verified in the marketing of oil crude production and natural gas from the concessions, under price increase obtained by each party, from the sum of US$ 90/bbl in the case of crude oil production and the sum equivalent to 70% of import gas prices, (iv) YPF and each of the associated signatory companies will pay to the province, and in the proportion that corresponds to each one, a one-time sum of US$ 5 million in the concept of bonus extension, (v) YPF and the associated signatory companies undertake to make investments for a minimum amount of US$ 30 million in additional exploration work to be implemented in the concessions.

•	Chubut – Concessions El Tordillo – La Tapera and Puesto Quiroga: On October 2, 2013, the Province of Chubut published the law for the approval of the Agreement to Extend the Exploitation Concessions El Tordillo, La Tapera and Puesto Quiroga, located in the Province of Chubut. YPF holds 12.196% of the concessions, while Petrobras Argentina S.A. holds 35.67% and TECPETROL S.A. holds the remaining 52.133%. The Concessions were extended for a 30 year period counted as from the year 2017. The main terms and conditions agreed by the Province of Chubut comprise the commitment of the companies belonging to the JV to make the following payments and contributions: (i) paying US$ 18 million as Historical Remediation Bonus (ii) paying a Compensation Bonus amounting to a fixed 4% over the production of gas and oil since 2013 (this is calculated as an additional royalty); (iii) covering expenses and investments related to the protection and conservation of the environment; (iv) maintaining a minimum amount of equipment for drilling and work-overs in operation; (v) after the first ten years of extension, PETROMINERA will acquire a 10% interest in the exploitation Concessions.

•	Chubut—Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol – Escalante: On December 26, 2013, YPF and the Province of Chubut signed an Agreement for the extension of the original term of the Concessions for the Exploitation of Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol. The Extension Agreement was ratified by the Legislature of the Province of Chubut on January 17, 2014, and by the Company´s Board on February 24, 2014; thus complying with the conditions precedent established in the Extension Agreement.

The following are the main terms and conditions agreed with the Province of Chubut: YPF holds 100% of the exploitation concessions, except for the concession Campamento Central – Cañadón Perdido, where ENAP SIPETROL S.A. holds 50%. A 30-year extension was established for the terms of the exploitation concessions that expire in the years 2017 (Campamento Central – Cañadón Perdido and El Trébol – Escalante), 2015 (Restinga Alí) and 2016 (Manantiales Behr).

YPF undertook, among others, the following obligations: (i) to pay a Historical Compensation Bonus of US$ 30 million; (ii) to pay to the Province of Chubut the Hydrocarbons Compensation Bonus amounting to 3% of the oil and gas production (calculated as an additional royalty); (iii) to meet a minimum level of investment; (iv) to maintain a minimum amount of equipment for drilling and work-over under hire and in operation; and (v) to assign to PETROMINERA S.E. 41% of YPF´s interest in the exploitation concessions of El Tordillo, La Tapera and Puesto Quiroga (amounting to 5% of the total concessions) and in the related Joint operations.

•	Tierra del Fuego: the Company has negotiated with the Executive Office of the province of Tierra del Fuego the terms in order to extend their concessions in such province, having signed, on December 18, 2013, the Agreement of Extension of concessions of Tierra del Fuego and Los Chorrillos until 2027 and 2026, respectively. As of the date of issuance of these consolidated financial statements, the abovementioned agreement is pending approval by the Legislative from Tierra del Fuego province.

•	Agreements of project investments

•	On July 16, 2013, the Company and subsidiaries of Chevron Corporation (“Chevron”) signed an Investment Project Agreement (“the Agreement”) with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The Agreement contemplates an expenditure, subject to certain conditions, of US$ 1,240 million by Chevron for the first phase of work to develop about 20 km2 (the “pilot project”) (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the project, located in the aforementioned province and includes Loma La Lata Norte and Loma Campana area. This first pilot project includes the drilling of more than 100 wells.

During September 2013, and upon the fulfillment of certain precedent conditions (among which is the granting of an extension of the Loma Campana concession maturity until 2048 and the unitization of that area with the sub-area Loma La Lata Norte), Chevron made the initial payment of US$ 300 million.

On December 10, 2013, the Company and some of its subsidiaries and subsidiaries of Chevron Corporation successfully completed the pending documents for the closing of the Investment Project Agreement, which enables the disbursement by Chevron of US$ 940 million, in addition to the US$ 300 million that such company has already disbursed.

For such purposes, the Company and Chevron made the necessary contracts for the assignment in favor of Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) of 50% of the exploitation concession Loma Campana (“LC”), and supplementary agreements including the contract for the organization of the Joint Operation (“JO”) and the Joint Operating Agreement (“JOA”) for the operation of LC, where YPF shall participate as area operator.

The Company indirectly holds 100% of the capital stock of CHNC, but under the existing contractual arrangements, it does not make financial or operative decisions relevant to CHNC and does not fund its activities either. Therefore, the Company is not exposed to any risk or rewards due to its interest in CHNC. Thus, as required by IFRS, the Company has valued its interest in CHNC at cost, which is not significant, and has not recorded any profit or loss for such interest for the six-month period ended June 30, 2014.

During the first semester of 2014, YPF and CHNC have made transactions, among which it is possible to highlight the purchases of gas and crude oil by YPF for 828. These transactions were completed under the general and regulatory market conditions. The net balance as of June 30, 2014, is a debt in favor of CHNC of 277.

Considering the rights that Chevron could exercise in the future over CHNC -to access to the 50% of the concession and supplementary rights- and as a guarantee for such rights and other obligations under the Investment Project Agreement, a pledge over the shares of a YPF’s affiliate, which is an indirect holder of YPF’s interest in CHNC, has been made in favor of Chevron.

In this context, and considering that YPF is the LC Area Operator, the parties have made a Project Obligations, Indemnities and Guarantee Agreement, by virtue of which the Company makes certain representations and guarantees in relation to the Investment Project Agreement. This guarantee on the operation and management of the Project does not include the project’s performance or return on investment, both at the exclusive risk of Chevron.

Finally, other supplementary agreements and documents related to the Investment Project Agreement have been signed, including: (a) the agreement for the allocation of certain benefits deriving from Executive Order No. 929/2013 from YPF to CHNC; (b) terms and conditions for YPF’s acquisition of natural gas and crude oil pertaining to CHNC for 50% of the interest in the LC area; and (c) certain agreements for the technical assistance of Chevron to YPF.

During April 2014, YPF and certain of its subsidiaries and subsidiaries of Chevron, have successfully completed the second phase of the Project Investment Agreement and Chevron has confirmed its decision to continue with the investment project in unconventional hydrocarbons in the Loma Campana area, thereby commencing the third phase of such project. The duration of this third phase will encompass the life of the project, until the expiration of the Loma Campana concession. At the present time, there are 20 drilling equipments operating in the above mentioned area and more than 13 thousand daily barrels of oil equivalent to the percentage of participation extracted.

During April 2014, YPF and Chevron have signed a new Project Investment Agreement with the objective of the joint exploration of unconventional hydrocarbons in the province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste – Norambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment will be disbursed in two stages.

Depending on the results of the exploratory activities, both companies expect to continue with the implementation of a pilot project and the subsequent total development of the above mentioned area, with a disbursement in investments of 50 % each.

•	On September 23, 2013, the Company, Dow Europe Holding B.V. and PBB Polisur S.A., (hereinafter, collectively, “Dow”) signed an agreement (the “Agreement”), which contemplates an expenditure by both parties of up to US$ 188 million which will be directed towards the joint exploitation of an unconventional gas pilot project in the Province of Neuquén, of which Dow will provide up to US$ 120 million by means of a financing agreement convertible into a participation in the project, which contemplates a first phase of work during which 16 wells will be drilled.

If Dow exercises the conversion option, YPF would contribute 50% of its participation in the “El Orejano” area, which comprises a total area of 45 km2 (11,090 acres) in the Province of Neuquén and a 50% interest in a joint venture to be formed for the exploitation of this area.

If Dow does not exercise the option, the parties have agreed on the repayment conditions of the financing agreement, over a term of five years.

As of June 30, 2014 the Company has received the first payment of the aforementioned transaction, amounting US$ 60 million, which has been recorded in the “Loans” account in the Company’s Balance Sheet.

•	On November 6, 2013, the Company and Petrolera Pampa S.A. (hereinafter “Petrolera Pampa”) signed an investment agreement under which Petrolera Pampa undertakes to invest US$ 151.5 million in exchange for 50% of the interest in the production of hydrocarbons in the area of Rincón del Mangrullo in the Province of Neuquén, pertaining to the formation “Formación Mulichinco” (hereinafter the “Area”), where YPF shall be area operator.

During this first stage (which shall be completed in a 12-month term), Petrolera Pampa has undertaken to invest US$ 81.5 million for the drilling of 17 wells and the acquisition and analysis of about 40 km2 of 3D seismic data. Moreover, the Company shall make an additional equal investment for the drilling of 17 more wells, from which it will be entitled to 100% of the production.

Once the first investment stage has concluded, Petrolera Pampa may choose to continue during the second investment stage (to be completed in a 12-month term), which envisages an investment of US$ 70 million for the drilling of 15 wells.

Once the two stages have been completed, the Parties may make the necessary investments for the future development of the Area, in accordance with their respective interest (50% each).

•	Principal rules applicable to MetroGAS activities: the natural gas distribution system is regulated by Law No. 24,076 (the “Gas Act”) that, together with Decree No. 1,738/92, issued by the Executive Power, others regulatory decrees, the specific bidding rules (“Pliego”), the Transfer Agreement and the License, establishes the Regulatory Framework for MetroGAS’ business. Under the License, MetroGAS is entitled to render the public service of gas distribution for a term of 35 years (for which MetroGAS may require- upon expiration—its extension for an additional 10-year term, subject to ENARGAS evaluation and approval).

The License, the Transfer Agreement and the regulations issued pursuant to the Gas Act establish requirements regarding the quality of service, capital investment, restrictions on transfer and encumbrance on assets, cross-ownership restrictions among producers, transporters and distributors, and MetroGAS stock transfer.

The Gas Act and the License created ENARGAS as regulatory entity to administer and enforce the Gas Act and the applicable regulations. In this order, the tariffs for the gas distribution service were established by the License and are regulated by ENARGAS. The Public Emergency Law enacted in 2002 decreed the suspension of the periodical revision of the tariff regime established in the License.

On March 26, 2014, within the framework of the process for renegotiating public services contracts provided by Law No. 25,561 and supplementary regulations, MetroGAS signed a temporary agreement with the Public Services Contracts Renegotiation and Analysis Unit (the “UNIREN”) whereby a provisional tariff regime is established for the collection of higher revenues than those collected under ENARGAS Resolution No. I/2407 issued on December 27, 2012 which, in turn, had implemented a fixed amount per bill, differentiated by type of customer; such revenues had to be deposited in a trust created for the performance of the works. The new Temporary Agreement, ratified by National Executive Order No. 445/2014 establishes an interim tariff regime effective as from April 1, 2014, consisting in the readjustment of tariffs and prices and with due regard to the necessary guidelines for service continuity and common criteria with the other distribution licensees. The aforementioned new Temporary Agreement also provides for a cost monitoring mechanism based on an exploitation cost and investment structure, as well as price indexes reflecting such costs which, under given premises, triggers a revision procedure whereby ENARGAS will evaluate the actual extent of variation in the Licensee’s exploitation costs and investments, and decide if the distribution tariff needs to be adjusted.

On March 27, 2014, the National Government also announced a scheme for readjustment of subsidies. Thus, on March 31, 2014 the Secretary of Energy of the Nation issued Resolution SE No. 226/14 establishing the need to fix new prices for natural gas and a scheme seeking rational consumption, encouraging gas savings for a responsible use of this natural resource. Within this framework, new gas prices were established for residential users for each production basin and user category, and these new prices are to be applied based on the consumptions recorded in the same month/two-month period of the previous year.

In consideration of the above, the real impact on MetroGAS revenue levels and on costs will depend on a variable beyond its control: how users will reduce gas consumption, which will not only depend on the individual actions taken to achieve such reduction but also on the effects of changes in climate variables between the compared periods.

MetroGAS management is currently under a renegotiation process with the National Government to adapt certain terms of the License in order to counteract the economic and financial situation that affects at company. As of the date of issuance of these financial statements it is neither possible to predict the outcome of the aforementioned process of renegotiation nor the effect it will have on MetroGAS’s economic and financial situation.

•	Regulatory Framework of the Electric Power Industry in the Argentine Republic:

Legal Framework: Law No. 24,065, passed in 1992 and governed by Executive Order No. 1,398/92, has established the current basic regulatory framework for the electricity sector (the “Regulatory Framework”). This Regulatory Framework is supplemented by the regulations of the National Secretariat of Energy (“SE”) for the generation and marketing of electric power, including the Resolution of the former Secretariat of Electric Energy No. 61/92, “Procedures for the Scheduling of Operations, Load Dispatch and Price Calculation”, with its supplementary and amending regulations.

The National Electricity Regulation Agency (“Ente Nacional Regulador de la Electricidad”, “ENRE”) is the agency that regulates, oversees and controls the electric power industry and, in such capacity, it is responsible for the enforcement of Law No. 24,065.

The technical dispatch, operation and economic organization of the Argentine Interconnection System (“Sistema Argentino de Interconexión”, “SADI”) and the Wholesale Electricity Market (“Mercado Eléctrico Mayorista”, “MEM”) is under the responsibility of CAMMESA. CAMMESA also acts as a collection agency for all MEM agents.

It is possible to underscore the following main supplementary and amending resolutions of the sector, taking into consideration the power generation business of YPF Energía Eléctrica:

•	SE Resolution No. 146/2003: this resolution established the framework within which generators may request funding for major or extraordinary maintenance works with the goal of maintaining their units available. This funding may be repaid with the future profits of the generation business, and it may also be repaid in advance. Against this backdrop, YPF Energía Eléctrica, as the successor of the operations of the Power Plants of Tucumán and San Miguel de Tucumán, has requested funding for its plan for the maintenance and availability improvement of the plants in Tucumán, and has offered its Sale Settlements with No Expiration Date to Define (“Liquidaciones de Venta sin Fecha de Vencimiento a Definir”, “LVFVD”) for the advanced repayment of the funded amounts.

•	SE Resolution No. 406/2003: this resolution established the mechanism to set collection priorities among various remunerative items of the power generation plants. This set priorities for the collection of items related to variable costs and the collection of the power made available to the system, and finally, of amounts related to generation margins for the sales made in the Spot market as per the curve of contracts with Large Users registered between May and August 2004. LVFVDs were issued for the last ones and for such cases in which CAMMESA did not have a certain repayment date.

•	2008-2011 Generators Agreement: On November 25, 2010, the SE and the main electricity generator companies signed the “Agreement for the Management and Operation of Projects, Increase of Power Generation Availability and Adjustment of Remuneration for 2008-2011 Generation” (hereinafter, the “Generators Agreement”). This Generators Agreement was aimed at establishing the framework, conditions and undertakings that the parties should make to continue with the MEM adjustment process, to enable the entry of new generation to cover the increase in the demand for energy and power in such market, to determine a mechanism for the repayment of the consolidated debts of generators incurred between January 1, 2008, and December 31, 2011, and the acknowledgment of global remuneration for MEM Generator Agents adhering to the Generators Agreement. The Generators Agreement envisaged an increase in the remuneration for the “Power Made Available” by the adhering power generators and in the maximum values recognized for variable maintenance costs and other costs other than fuels. As per this agreement, YPF Energía Eléctrica, as the successor company in the operation of the plants in “Complejo de Generación El Bracho”, has credits with CAMMESA.

•	SE Resolution No. 95/2013: this resolution establishes a new remuneration scheme based on the items described below and classified in terms of size and type of generation technology used. The defined remunerative items pertain to: a) remuneration for fixed costs; b) remuneration for variable costs other than fuel; c) direct additional remuneration; and d) indirect additional remuneration, which shall be allocated to a trust for the development of electric power infrastructure works. It is necessary to accept the terms and conditions of the resolution to access such remunerations. YPF Energía Eléctrica has adhered to this system in August 9, 2013, back-dated to February 1, 2013. Among other matters governed by this resolution, it shall be stressed that it established that until the SE decides otherwise, generators and large users shall refrain from making new contracts and/or renewing existing contracts (except for contracts under the framework of SE Resolution No. 1,281/2007 “Energy Plus” and SE Resolution No. 220/2006, among others) as of the entry into force of the resolution. Furthermore, it establishes that as from the date of termination of existing contracts, large users shall begin to make their power purchases through the agency in charge of dispatch (CAMMESA). Similarly, it establishes that fuel supply contracts shall only be acknowledged as long as they are in force, and no new contracts may be made and existing contracts may not be renewed as from their termination dates.

•	SE Resolution No. 529/2014: this resolution replaces the remuneration scheme established by SE Resolution No. 95/2013, increasing the tariff schedule of the 4 remunerative concepts included by that resolution. In relation to the Fixed Costs establishes an increase related to the availability of each Generator Agent. Also incorporates a new remuneration scheme of the Non Recurrent Maintenance, which aims to the funding of mayor maintenance subject to the SE approval. This resolution will be applicable to economic transactions from February 2014 for generators that had adhered to SE Resolution No. 95/2013.

12.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The different segments in which the Company is organized have in consideration on the different activities from which the Company obtains income and incurs expenses. The mentioned organizational structure is based on the way in which the highest authority in the operational decision-making process analyzes the main financial and operating magnitudes while making decisions about resource allocation and performance assessment, also considering the business strategy of the Company.

The reporting segment structure, taking into account the criteria established by IFRS 8, is as follows: the exploration and production, including contractual purchases of natural gas and purchase of crude oil arising from service contracts and concession obligations, as well as crude oil and natural gas intersegment sales (“Exploration and Production”); the refining, transport, purchase of crude oil and natural gas to third parties and intersegment sales, and marketing of crude oil, natural gas, refined products, petrochemicals, electric power generation and natural gas distribution (“Downstream”); and other activities, not falling into these categories, are classified under “Corporate and Other”, principally including corporate administrative expenses and assets, construction activities and the environmental remediation according to the controlled company YPF Holdings (see Note 3).

Sales between business segments were made at internal transfer prices established by the Company, which generally seek to approximate to market prices.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Downstream	Corporate and Other	Consolidation Adjustments		Total
For the six-month period ended on June 30, 2014
Revenues	3,750	61,857	387	—		65,994
Revenues from intersegment sales	27,854	793	2,236	(30,883	)(1)	—

Revenues	31,604	62,650	2,623	(30,883)		65,994

Operating income (loss)	6,318	5,374	(719)	(639)		10,334
(Loss) income on investments in companies	(4)	27	—	—		23
Depreciation of fixed assets	7,046	1,136	135	—		8,317
Acquisitions of fixed assets(2)	17,275	2,832	481	—		20,588
Assets	106,989	64,959	17,446	(2,796)		186,598

	Exploration and Production	Downstream	Corporate and Other	Consolidation Adjustments		Total
For the six-month period ended on June 30, 2013
Revenues	1,653	38,524	398	—		40,575
Revenues from intersegment sales	17,408	461	938	(18,807	)(1)	—

Revenues	19,061	38,985	1,336	(18,807)		40,575

Operating income (loss)	2,460	2,420	(790)	(194)		3,896
(Loss) income on investments in companies	(1)	134	—	—		133
Depreciation of fixed assets	4,014	599	88	—		4,701
Acquisitions of fixed assets	9,168	1,521	103	—		10,792
As of December 31, 2013
Assets	70,775	51,336	15,161	(1,677)		135,595

(1)	Correspond to the elimination of income between segments of the group YPF.
(2)	Investment in fixed assets net of increases corresponding to Apache Group in Argentina at acquisition date (see Note 13), Puesto Hernández and Las Lajas joint operations contract at acquisition date of the additional interest.

The distribution of revenues by geographic area for the six-month periods ended June 30, 2014 and 2013, and fixed assets by geographic area as of June 30, 2014 and December 31, 2013, are as follows:

	Revenues		Fixed assets
	2014	2013	2014	2013
Argentina	58,013	34,621	132,027	93,255
Mercosur and associated parties	4,297	3,300	25	20
Rest of America	2,324	1,896	300	221
Europe	1,360	758	—	—

Total	65,994	40,575	132,352	93,496

As of June 30, 2014, no external client represents 10% or more of the Company’s revenue from its ordinary activities.

13. BUSINESS COMBINATIONS

•	GASA

As mentioned in Note 1.a), during May 2013, the Company, through its subsidiary YPF Inversora Energética S.A. took control of GASA (controlling company of MetroGAS), by acquiring shares representing a 54.67% interest in GASA. Prior to this acquisition, the Company through its interest in YPF Inversora Energética S.A. owned 45.33% of the capital of GASA.

The main characteristics of the transaction, as well as information to enable users of the financial statements to assess the nature and financial effects of the business combination resulting from the aforementioned operation, as IFRS requires are described below.

Name and description of the acquired entity:

GASA is the parent company of MetroGAS, company awarded with the license for the distribution of natural gas in the City of Buenos Aires and southern suburbs of Buenos Aires Province.

GASA owns 70% equity interest of MetroGAS by holding all of the class “A” representing a stake of 51% in capital, and class “B” shares representing a stake of 19% in capital.

MetroGAS provides distribution services to approximately 2.2 million customers within its service area (city of Buenos Aires and eleven municipalities in the south of Buenos Aires).

The acquisition date, the percentage acquired and primary reasons for the acquisition:

The Company has fulfilled with the obligations arising from the purchase agreement, which corresponded to the payment of the balance of the purchase price, during May 2013. As a result of the transaction (which includes shares representing 54.67% stake in GASA), the Company controls 100% of GASA.

As described in Resolution 1/2566 D from Enargas, the operation is expected to result in a substantial benefit to customers of the distribution company as a consequence of applying to MetroGAS a responsible management, not only in economic and financial matters, but also taking social principles upon which the welfare of current and future generations.

The acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each main asset:

The price of the above operation (acquisition of shares representing 54.67% stake in GASA) was US$ 9.7 million, which implies a total value for the 100% of the participation in GASA of approximately US$ 17.7 million, which approximates the fair value of the net assets and liabilities of the acquired company.

Below are the fair values of the main assets and liabilities of the acquired company (values at 100% interest) at acquisition date, which have been incorporated into the Company’s balance sheet as of the acquisition date:

	Cash and equivalents	143
	Trade receivables	318
	Other receivables and other assets	23
	Fixed assets	1,788
	Provisions	104
	Loans	879
	Accounts payables	461
	Social security and other taxes payables	102
	Deferred income tax liabilities	328
	Income tax liability	12

Additionally, non-controlling interest amounted to 178 as of the date of acquisition, corresponding to the 30% interest in MetroGAS, which is a controlled company of GASA.

Prior to the transaction, the carrying value of the interest in GASA amounted to zero. As a consequence of the acquisition, remeasurement of shares in GASA to fair value generated a gain of approximately 136, which has been recorded under “Income on investments in companies” account in the comprehensive income statement of the Company in the second quarter of 2013.

Income and expense from ordinary activities of GASA since the acquisition date, included in financial statements of the Company for the period:	Revenues	257
	Cost of sales	(178)
	Gross profits	79
	Other operating expenses	(78)
	Operating income	1
	Financial income (expense), net	(57)
	Income tax	6
	Net loss for the period	(50)

Income and expense from ordinary activities of GASA since the beginning of the current period until June 30, 2013:	Revenues	618
	Cost of sales	(435)
	Gross profits	183
	Other operating expenses	(207)
	Operating income	(24)
	Financial income (expense), net	990 (1)
	Income tax	(270)
	Net income for the period	696

(1)	Includes the gain as a result of debt restructuring of GASA and MetroGAS prior to the acquisition date (see Note 2.i) for a total amount of 1,141.

•	YPF Energía Eléctrica S.A.:

On June 4 2013, the Company, Pluspetrol Resources Corporation BV (“PPRC”) and Pluspetrol Energy SA (“PPE”) signed an agreement to carry out a spin off PPE, without dissolving it, and allocate part of their assets to create a new spun off company.

This spin off was done with effective date on August 1, 2013 and as a consequence, YPF Energía Eléctrica SA was created (spun off company), on which the Company directly or indirectly holds 100% interest and the Company withdrew its participation in PPE.

As a result of the spin off, YPF Energía Eléctrica SA maintained the electric generation business, previously operated by PPE, and a 27% interest in Ramos Consortium.

The main characteristics of the transaction, as well as information to enable users of the financial statements to assess the nature and financial effects of the business combination resulting from the aforementioned operation as IFRS requires, are described below.

Name and description of the parent company	Pluspetrol Energy SA. On July 31, 2013, the Company had 45% interest on its capital.

Name and description of the spun off company:	YPF Energía Eléctrica S.A. The main goal of this company is the electric generation business operating two power plants in the province of Tucuman, plus a 27% interest in the Ramos Consortium dedicated to the Exploration and Production of Hydrocarbons.

The spin off date:	July 31, 2013

Fair value of the consideration transferred and fair value of the main assets of the acquisition:	The fair value of the net assets and liabilities transferred to the company’s spin off process, amounted to 485. Below are the main items:
	Trade receivables	65
	Fixed assets	638
	Accounts payables	77
	Loans	52
	Social security and other taxes payables	50
	Deferred income tax liabilities	35
	Other Liabilities	4

	Prior to the transaction, the carrying amount of the investment in PPE was 350 and the Company maintained a 115 translation difference reserve in relation with the mentioned investment. As a consequence of the spin-off, the fair value of the assets and liabilities emerging from the spin-off of Pluspetrol Energy S.A. generated a gain of approximately 20, that was recorded under the “Income on investments in companies” account in the comprehensive income statement of the Company in the second quarter of 2013.

•	APACHE:

As mentioned in Note 1.a), on February 12, 2014, YPF and its subsidiary YPF Europe BV (“YPF Europe”, constituted in January, 2014) accepted the offer made by Apache Overseas lnc. and Apache International Finance II S.a.r.I. (collectively, “Apache Group”) for the acquisition of 100% of its interest in parent companies of the Apache Group’s assets in Argentina and the acquisition of certain intercompany loans owed by the acquired companies to the Apache Group companies. The price agreed upon by the parties was US$ 786 million, which was canceled through by an initial deposit of US$ 50 million held on February 12, 2014, and the remaining balance was paid on March 13, 2014, date from which the Company has taken control of the mentioned companies (the “acquisition date”). Together with the assets and liabilities incorporated by these companies, local market debt was assumed for US$ 31 million. The agreed price shall be subject to the review of the financial information of the companies acquired for a period of 150 days from the date of acquisition.

As of result of the previously described transaction, YPF acquired the following corporate shares: (i) 100% of the capital stock of Apache Canada Argentina Investment S.a.r.I. and 100% of the capital stock of Apache Canada Argentina Holdings S.a.r.I.; (ii) 100% of the capital stock of Apache Argentina Corporation, through which it will control 65.28% of Apache Petrolera Argentina S.A., and (iii) 34.72% of Apache Petrolera Argentina S.A. Since YPF has acquired 100% of the interest, there is no non-controlling interest recorded.

These companies control directly or indirectly assets in the provinces of Neuquen, Tierra del Fuego and Río Negro, with a total production of approximately 49,100 oil equivalent barrels per day, have an important infrastructure of pipelines and facilities and around 350 employees. In addition, certain assets have potential for exploration and development in the Vaca Muerta formation.

The fair value of the main identified assets and liabilities of the companies acquired (100% interest values and after consolidation adjustments), which have been incorporated in the Company´s balance sheet as of the date of acquisition is disclosed below:

Cash and equivalents	95
Assets held for sale	1,538
Inventories	55
Trade receivables	520
Other receivables and other assets	213
Intangible assets – Exploration rights	1,246
Fixed assets	5,469
Provisions	781
Deferred income tax liabilities	1,241
Loans	110
Accounts payables	639
Social security and other taxes payables	134
Income tax liability	24

Below is detailed the information related with revenues, costs and expenses of the acquired companies required by IFRS:

	Since the acquisition date up to the end of the six-month period ended June 30, 2014	Since the beginning of the year up to the end of the six-month period ended June 30, 2014
Revenues	1,209	1,940
Cost of sales	(977)	(1,568)
Gross profit	232	372
Other operating expenses	(80)	(128)
Operating income	152	244
Financial income (expense), net	(56)	(90)
Income tax	(16)	(26)
Net income for the period	80	128

Additionally, YPF has entered into a transfer of assets agreement with Pluspetrol S.A. (“Pluspetrol”) whereby it will transfer, in exchange for US$ 217 million, an interest that belongs to Apache Energía Argentina S.R.L. (a subsidiary of Apache Canada Argentina Holdings S.a.r.I.), in three concessions and four joint operation contracts, as well as an interest of YPF in a joint operation contract. The aforementioned interests correspond to assets located in the Province of Neuquén, with the objective of jointly exploring and developing the Vaca Muerta formation. The mentioned transaction is pending approval from the appropriate regulatory authorities. As of June 30, 2014, assets related to the mentioned operation were classified under “Assets held for sale”. Additionally, the amount of 1,754 collected from the transaction has been charged to “Accounts payable – Advance from sale of fixed assets”.

14. SUBSEQUENT EVENTS

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on August 7, 2014.

As of the date of the issuance of these consolidated financial statements, there are no significant subsequent events that require adjustments or disclosure, in the consolidated financial statements of the Company as of June 30, 2014, which were not already considered in such consolidated financial statements according to IFRS.

Exhibit I

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

CONSOLIDATED COMPANIES, JOINT VENTURES AND AFFILIATED

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.b.1)

a) Consolidated companies(12)

	2014
					Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date		Capital Stock		Income (Loss)		Equity		Holding in Capital Stock
Controlled companies:(12)
YPF International S.A.(8)	Common	Bs.	100	2,512,290	Investment	Calle La Plata 19, Santa Cruz de la Sierra, República de Bolivia	31-03-14		287		6		651		99,99%
YPF Holdings Inc.(8)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	30-06-14		6,555		(67)		(978)		100,00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	30-06-14		164		165		363		99,99%
A-Evangelista S.A.	Common		$1	8,683,698	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	30-06-14		297		104		496		100,00%
YPF Servicios Petroleros S.A.	Common		$1	47,500	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	31-12-11		—	(10)	30		39		100,00%
YPF Inversora Enérgetica S.A.(9)	Common		$1	59,949,005	Investment	Macacha Güemes 515, Buenos Aires, Argentina	31-03-14		68		(428)		(301)		100,00%
YPF Energía Eléctrica S.A.(13)	Common		$1	28,506,213	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	30-06-14		30		205		570		100,00%
YPF Chile S.A.(14)	Common		—	44,826,217	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322, Módulo B1, Quilicura, Santiago	30-06-14		399		(82)		431		100,00%
YPF Tecnología S.A.	Common		$1	98,991,000	Investigation, development, production and commercialization of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	30-06-14		194		51		257		51,00%
YPF Europe B.V. (8)	Common	US$	0,01	21,200,000,001	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	—	(11)	—	(11)	—	(11)	—	(11)	100,00%
Apache Canada Argentina Investment S.a.r.l. (8)	Common	US$	1	20,000	Investment	13-15, Avenue de la Lierté, L-1931, Luxemburgo	—	(11)	—	(11)	—	(11)	—	(11)	100,00%
Apache Argentina Corporation (8)	Common	US$	1	1,000,000	Investment	Boundary Hall, Cricket Square P.O. Box 1111 George Town, Grand Cayman, Cayman Islands KY1-1102	—	(11)	—	(11)	—	(11)	—	(11)	100,00%
Apache Petrolera Argentina S.A. (8)	Common		$1	181,821,519	Exploration, production, operation, storage, transportation, processing and marketing of hydrocarbons as well as other transactions related to such purposes	Tucumán 1, P. 12, Buenos Aires, Argentina	—	(11)	—	(11)	—	(11)	—	(11)	34,72	%(15)

b) Companies valued using the equity method

	2014
							Information of the issuer
	Description of the Securities								Las Financial Statements Available						December 31, 2013
Name and Issuer	Class	Face Value	Amount	Book Value(3)		Cost(2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value(3)
Joint Ventures:
Compañía Mega S.A.(6)(8)	Common	$1	244,246,140	517		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	31-03-14	643	(22)	531	38,00%		408
Profertil S.A.(8)	Common	$1	391,291,320	1,179		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	31-03-14	783	36	1,393	50,00%		1,088
Refinería del Norte S.A.	Common	$1	45,803,655	564		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	31-03-14	92	154	882	50,00%		413

				2,260		—									1,909

Affiliated Companies:
Oleoductos del Valle S.A.	Common	$10	4,072,749	83	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	30-06-14	110	54	259	37,00%		70	(1)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	64		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	31-03-14	14	28	202	33,15%		55
Oiltanking Ebytem S.A.(8)	Common	$10	351,167	68		—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	30-06-14	12	27	58	30,00%		58
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	15		—	Gas transportation by pipeline	San Martín 323, P. 13º, Buenos Aires, Argentina	31-12-13	156	40	232	10,00%		16
Central Dock Sud S.A.	Common	$0.01	2,822,342,992	—	(7)	46	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	31-03-13	356	(59)	32	9,99	%(5)	—	(7)
Inversora Dock Sud S.A.	Common	$1	103,501,823	—	(7)	193	Investment and finance	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	31-03-13	241	(35)	148	42,86%		—	(7)
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	27,018,720	21		—	Oil transportation by pipeline	Macacha Güemes 515, P. 3°, Buenos Aires, Argentina	31-03-14	34	9	58	36,00%		15
Other companies:
Others(4)	—	—		11		105	—	—	—	—	—	—	—		13

				262		344									227

				2,522		344									2,136

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A. and Bioceres S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	Holding in negative shareholders’ equity as of June 30, 2014 and December 31, 2013, was disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF accounting methods.
(8)	The U.S. dollar has been defined as the functional currency of this company.
(9)	During 2013, YPF Inversora Energética S.A. took control of GASA. As of June 30, 2014 the Company owns directly and indirectly 100% of the capital stock of GASA, which owns 70% of the capital stock of MetroGAS (see Note 13).
(10)	No value is disclosed as the carrying value is less than 1.
(11)	As of the issuance date of these financial statements there is no information available.
(12)	Additionally, YPF Services USA Corp. Eleran Inversiones 2011 S.A.U, Energía Andina S.A., Compañía Minera Argentina S.A., YPF Perú SAC., YPF Brasil Comercio Derivado de Petróleo Ltd., Wokler Investment S.A., YPF Colombia S.A., Lestery S.A. and Apache Canada Argentina Holdings S.a.r.l. have been consolidated.
(13)	Company created as a consequence of the spin-off of Pluspetrol Energy S.A. (see note 13).
(14)	The Chilean peso has been defined as functional currency for this company.
(15)	In addition, the company has a 65.28% indirect holding in capital stock through Apache Argentina Corporation.

Exhibit II

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

INTEREST IN JOINT OPERATIONS AND OTHER AGREEMENTS

As of June 30, 2014, the main exploration and production joint operations and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator
Acambuco Salta	22.50%	Pan American Energy LLC
Aguada Pichana Neuquén	27.27%	Total Austral S.A.
Aguaragüe Salta	53.00%	Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido Chubut	50.00%	YPF S.A.
Consorcio CNQ 7/A La Pampa and Mendoza	50.00%	Pluspetrol Energy S.A.
El Tordillo Chubut	12.20%	Tecpetrol S.A.
La Tapera and Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.
Llancanelo Mendoza	51.00%	YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
Palmar Largo Formosa and Salta	30.00%	Pluspetrol S.A.
Loma Campana Neuquén	50.00%	YPF S.A.
Ramos Salta	42.00%	Pluspetrol Energy S.A.
San Roque Neuquén	34.11%	Total Austral S.A.
Tierra del Fuego Tierra del Fuego	100.00%	Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyán Mendoza	60.00%	YPF S.A.
Zampal Oeste Mendoza	70.00%	YPF S.A.
Neptune U.S.	15.00%	BHPB Pet (Deepwater) Inc.

MIGUEL MATIAS GALUCCIO

President

Exhibit III

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

MONETARY ASSETS AND LIABILITIES DENOMINATED IN CURRENCIES OTHER THAN ARGENTINE PESOS

INFORMATION REQUIRED BY ARTICLE 63 OF LAW No. 19,550

(amount expressed in millions)

Account	Foreign currency and amount				Exchange rate in pesos as of 06-30-14		Value in pesos as of 06-30-14
	12-31-2013		06-30-2014
Noncurrent Assets
Trade receivables	US$	—	US$	2	8,03	(1)	14
Other receivables and advances	US$	319	US$	104	8,03	(1)	838

Total noncurrent assets							852

Current Assets
Trade receivables	US$	263	US$	323	8.03	(1)	2,595
	CLP	8,688	CLP	—	—	(1)	—
	BRL	21	BRL	—	—	(1)	—
Other receivables and advances	US$	502	US$	525	8.03	(1)	4,219
		€3		€—	—	(1)	—
	UYU	34	UYU	—	—	(1)	—
	BOP	—	BOP	8	6.96	(1)	56
	CLP	1,087	CLP	—	—	(1)	—
	BRL	—	BRL	42	3.67	(1)	156
Cash and equivalents	US$	649	US$	619	8.03	(1)	4,969

Total current assets							11,995

Total assets							12,847

Noncurrent Liabilities
Provisions	US$	2,095	US$	1,738	8.13	(2)	14,127
Other taxes payable	US$	16	US$	—	—	(2)	—
Salaries and social security	US$	1	US$	—	—	(2)	—
Loans	US$	1,980	US$	3,008	8.13	(2)	24,458
Accounts payable	US$	60	US$	78	8.13	(2)	634
	UYU	8	UYU	—	—	(2)	—

Total noncurrent liabilities							39,219

Current Liabilities
Provisions	US$	123	US$	83	8.13	(2)	674
Loans	US$	985	US$	1,024	8.13	(2)	8,325
	BRL	13	BRL	—	—	(2)	—
Salaries and social security	US$	2	US$	1	8.13	(2)	8
	UYU	10	UYU	—	—	(2)	—
	BRL	2	BRL	—	—	(2)	—
Accounts payable	US$	1,776	US$	1,769	8.13	(2)	14,382
		€186		€21	11.15	(2)	229
	UYU	27	UYU	—	—	(2)	—
	BOP	23	BOP	—	—	(2)	—
	CLP	6,629	CLP	—	—	(2)	—
	BRL	6	BRL	—	—	(2)	—

Total current liabilities							23,618

Total liabilities							62,837

(1)	Buying exchange rate.
(2)	Selling exchange rate.

MIGUEL MATIAS GALUCCIO

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 15, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer